FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Items

1.	Management’s Report on Internal Control over Financial Reporting

2.	Reports of Independent Registered Public Accounting Firm

3.	Financial Statements and Notes thereto - U.S. GAAP

4.	Management’s Discussion and Analysis - U.S. GAAP

5.	Certificate of CEO Regarding Facts and Circumstances Relating to Exchange Act Filings

6.	Certificate of CFO Regarding Facts and Circumstances Relating to Exchange Act Filings

Item 1

Management’s Report on Internal Control over Financial Reporting

     Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

      Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2006.

      KPMG LLP, an independent registered public accounting firm, has issued an unqualified audit report on management's assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 and has also expressed an unqualified opinion on the Company's 2006 consolidated financial statements as stated in their Reports of Independent Registered Public Accounting Firm dated February 12, 2007.

(s) E. Hunter Harrison
President and Chief Executive Officer

February 12, 2007

(s) Claude Mongeau
Executive Vice-President and Chief Financial Officer

February 12, 2007

Item 2

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of the Canadian National Railway Company:

We have audited management's assessment, included in the accompanying management report on internal control over financial reporting, that the Canadian National Railway Company (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the COSO. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

We also have audited, in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 12, 2007 expressed an unqualified opinion on those consolidated financial statements.

(s) KPMG LLP
Chartered Accountants

Montreal, Canada
February 12, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of the Canadian National Railway Company:

We have audited the accompanying consolidated balance sheets of the Canadian National Railway Company (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with generally accepted accounting principles in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 12, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

(s) KPMG LLP
Chartered Accountants

Montreal, Canada
February 12, 2007

Item 3
Consolidated Statement of Income	U.S. GAAP

In millions, except per share data	Year ended December 31,	2006	2005	2004

Revenues
Petroleum and chemicals		$1,173	$1,096	$1,059
Metals and minerals		885	837	714
Forest products		1,745	1,738	1,505
Coal		375	331	284
Grain and fertilizers		1,259	1,119	1,063
Intermodal		1,420	1,270	1,117
Automotive		514	514	510
Other items		345	335	296

Total revenues		7,716	7,240	6,548

Operating expenses
Labor and fringe benefits		1,800	1,841	1,819
Purchased services and material		845	814	746
Depreciation and amortization		650	627	598
Fuel		890	725	528
Equipment rents		198	192	244
Casualty and other		303	417	445

Total operating expenses		4,686	4,616	4,380

Operating income		3,030	2,624	2,168
Interest expense		(312)	(299)	(294)
Other income (loss) (Note 14)		11	12	(20)

Income before income taxes		2,729	2,337	1,854
Income tax expense (Note 15)		(642)	(781)	(596)

Net income		$2,087	$1,556	$1,258

Earnings per share (Note 17)
Basic		$3.97	$2.82	$2.21

Diluted		$3.91	$2.77	$2.17

See accompanying notes to consolidated financial statements.

Consolidated Statement of Comprehensive Income	U.S. GAAP

In millions	Year ended December 31,	2006	2005	2004

Net income		$2,087	$1,556	$1,258

Other comprehensive income (loss) (Note 20) :
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in foreign operations		32	(233)	(428)
Translation of U.S. dollar-denominated long-term debt designated as a
hedge of the net investment in U.S. subsidiaries		(33)	152	326

Pension and other postretirement benefit plans adjustment:
Minimum pension liability adjustment (Note 13)		1	4	8

Derivative instruments (Note 19) :
Increase (decrease) in unrealized holding gains on fuel derivative instruments		(57)	(35)	54
Realized gain on settlement of interest rate swaps		-	-	12

Other comprehensive loss before income taxes		(57)	(112)	(28)
Income tax recovery (expense) on other comprehensive loss		(179)	38	9

Other comprehensive loss		(236)	(74)	(19)

Comprehensive income		$1,851	$1,482	$1,239

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheet	U.S. GAAP

In millions	December 31,	2006	2005

Assets

Current assets:
Cash and cash equivalents		$179	$62
Accounts receivable (Note 4)		692	623
Material and supplies		189	151
Deferred income taxes (Note 15)		84	65
Other		192	248

		1,336	1,149
Properties (Note 5)		21,053	20,078
Intangible and other assets (Note 6)		1,615	961

Total assets		$24,004	$22,188

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable and accrued charges (Note 8)		$1,823	$1,478
Current portion of long-term debt (Note 10)		218	408
Other		73	72

		2,114	1,958
Deferred income taxes (Note 15)		5,215	4,817
Other liabilities and deferred credits (Note 9)		1,465	1,487
Long-term debt (Note 10)		5,386	4,677

Shareholders’ equity:
Common shares (Note 11)		4,459	4,580
Accumulated other comprehensive loss (Note 20)		(44)	(222)
Retained earnings		5,409	4,891

		9,824	9,249

Total liabilities and shareholders’ equity		$24,004	$22,188

On behalf of the Board:

David G.A. McLean	E. Hunter Harrison
Director	Director

See accompanying notes to consolidated financial statements.

Consolidated Statement of Changes in Shareholders’ Equity	U.S. GAAP

	Issued and		Accumulated
	outstanding		other		Total
	common	Common	comprehensive	Retained	shareholders’
In millions	shares	shares	loss	earnings	equity

Balances December 31, 2003	568.4	$4,664	$(129)	$3,897	$8,432
Net income	-	-	-	1,258	1,258
Stock options exercised and other (Notes 11, 12)	5.8	108	-	-	108
Share repurchase program (Note 11)	(8.0)	(66)	-	(207)	(273)
Other comprehensive loss (Note 20)	-	-	(19)	-	(19)
Dividends ($0.39 per share)	-	-	-	(222)	(222)

Balances December 31, 2004	566.2	4,706	(148)	4,726	9,284
Net income	-	-	-	1,556	1,556
Stock options exercised and other (Notes 11, 12)	6.6	176	-	-	176
Share repurchase programs (Note 11)	(36.0)	(302)	-	(1,116)	(1,418)
Other comprehensive loss (Note 20)	-	-	(74)	-	(74)
Dividends ($0.50 per share)	-	-	-	(275)	(275)

Balances December 31, 2005	536.8	4,580	(222)	4,891	9,249
Net income	-	-	-	2,087	2,087
Stock options exercised and other (Notes 11, 12)	5.1	133	-	-	133
Share repurchase programs (Note 11)	(29.5)	(254)	-	(1,229)	(1,483)
Other comprehensive loss (Note 20)	-	-	(236)	-	(236)
Adjustment to Accumulated other comprehensive
loss (Notes 2, 9, 13, 20)	-	-	414	-	414
Dividends ($0.65 per share)	-	-	-	(340)	(340)

Balances December 31, 2006	512.4	$4,459	$(44)	$5,409	$9,824

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows	U.S. GAAP

In millions	Year ended December 31,	2006	2005	2004

Operating activities

Net income		$2,087	$1,556	$1,258
Adjustments to reconcile net income to net cash provided
from operating activities:
Depreciation and amortization		653	630	602
Deferred income taxes (Note 15)		3	547	366
Other changes in:
Accounts receivable (Note 4)		(17)	142	(233)
Material and supplies		(36)	(25)	10
Accounts payable and accrued charges		197	(156)	5
Other net current assets and liabilities		58	8	21
Other		5	3	110

Cash provided from operating activities		2,950	2,705	2,139

Investing activities

Property additions		(1,298)	(1,180)	(1,072)
Acquisitions, net of cash acquired (Note 3)		(84)	-	(1,531)
Other, net		33	105	192

Cash used by investing activities		(1,349)	(1,075)	(2,411)

Financing activities
Issuance of long-term debt		3,308	2,728	8,277
Reduction of long-term debt		(3,089)	(2,865)	(7,579)
Issuance of common shares due to exercise of stock options
and related excess tax benefits realized (Note 12)		120	115	86
Repurchase of common shares (Note 11)		(1,483)	(1,418)	(273)
Dividends paid		(340)	(275)	(222)

Cash provided from (used by) financing activities		(1,484)	(1,715)	289

Net increase (decrease) in cash and cash equivalents		117	(85)	17
Cash and cash equivalents, beginning of year		62	147	130

Cash and cash equivalents, end of year		$179	$62	$147

Supplemental cash flow information
Net cash receipts from customers and other		$7,733	$7,375	$6,501
Net cash payments for:
Employee services, suppliers and other expenses		(3,918)	(3,872)	(3,628)
Interest		(294)	(306)	(282)
Workforce reductions (Note 9)		(45)	(87)	(93)
Personal injury and other claims (Note 18)		(107)	(92)	(106)
Pensions (Note 13)		(112)	(127)	(161)
Income taxes (Note 15)		(307)	(186)	(92)

Cash provided from operating activities		$2,950	$2,705	$2,139

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements	U.S. GAAP

Canadian National Railway Company, together with its wholly owned subsidiaries, collectively “CN” or “the Company”, is engaged in the rail and related transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Mississippi, with connections to all points in North America. CN’s revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1 Summary of significant accounting policies

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental claims, depreciation, pensions and other postretirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates.

A. Principles of consolidation

These consolidated financial statements include the accounts of all subsidiaries, including Great Lakes Transportation LLC’s railroads and related holdings (GLT) and the former BC Rail for which the Company acquired control and consolidated effective May 10, 2004 and July 14, 2004, respectively. The Company’s investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

B. Revenues

Freight revenues are recognized using the percentage of completed service method based on the transit time of freight as it moves from origin to destination. Costs associated with movements are recognized as the service is performed. Revenues are presented net of taxes collected from customers and remitted to governmental authorities.

C. Foreign exchange

All of the Company’s United States (U.S.) operations are self-contained foreign entities with the U.S. dollar as their functional currency. The Company also has an equity investment in an international affiliate based in the United Kingdom with the British pound as its functional currency. Accordingly, the U.S. operations’ assets and liabilities and the Company’s foreign equity investment are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss) (Note 20).

      The Company designates the U.S. dollar-denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Accordingly, unrealized foreign exchange gains and losses, from the dates of designation, on the translation of the U.S. dollar-denominated long-term debt are also included in Other comprehensive income (loss).

D. Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

Notes to Consolidated Financial Statements	U.S. GAAP

1 Summary of significant accounting policies (continued)

E. Accounts receivable

Accounts receivable are recorded at cost net of billing adjustments and an allowance for doubtful accounts. The allowance for doubtful accounts is based on expected collectibility and considers historical experience as well as known trends or uncertainties related to account collectibility. Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. Costs related to the sale of accounts receivable are recognized in earnings in the period incurred.

F. Material and supplies

Material and supplies, which consist mainly of rail, ties, and other items for construction and maintenance of property and equipment, as well as diesel fuel, are valued at weighted-average cost.

G. Properties

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. Labor, materials and other costs associated with the installation of rail, ties, ballast and other track improvements are capitalized to the extent they meet the Company’s minimum threshold for capitalization. Major overhauls and large refurbishments are also capitalized when they result in an extension to the useful life or increase the functionality of the asset. Included in property additions are the costs of developing computer software for internal use. Maintenance costs are expensed as incurred.

      The cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business is charged to accumulated depreciation, in accordance with the group method of depreciation. The Company reviews the carrying amounts of properties held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

      Assets held for sale are measured at the lower of their carrying amount or fair value, less cost to sell. Losses resulting from significant line sales are recognized in income when the asset meets the criteria for classification as held for sale whereas losses resulting from significant line abandonments are recognized in the statement of income when the asset ceases to be used. Gains are recognized in income when they are realized.

H. Depreciation

The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated useful lives as follows:

Asset class	Annual rate

Track and roadway	2%
Rolling stock	3%
Buildings	3%
Information technology	12%
Other	5%

      The Company follows the group method of depreciation for railroad properties and, as such, conducts comprehensive depreciation studies on a periodic basis to assess the reasonableness of the lives of properties based upon current information and historical activities. Changes in estimated useful lives are accounted for prospectively.

I. Intangible assets

Intangible assets relate to customer contracts and relationships assumed through recent acquisitions and are being amortized on a straight-line basis over 40 to 50 years.

Notes to Consolidated Financial Statements	U.S. GAAP

1 Summary of significant accounting policies (continued)

J. Pensions

Pension costs are determined using actuarial methods. Net periodic benefit cost is charged to income and includes:

(i)	the cost of pension benefits provided in exchange for employees’ services rendered during the year,

(ii)	the interest cost of pension obligations,

(iii)	the expected long-term return on pension fund assets,

(iv)	the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans, and

(v)	the amortization of cumulative net actuarial gains and losses in excess of 10% of, the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.

The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

K. Postretirement benefits other than pensions

The Company accrues the cost of postretirement benefits other than pensions using actuarial methods. These benefits, which are funded by the Company as they become due, include life insurance programs, medical benefits and free rail travel benefits.

     The Company amortizes the cumulative net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plans.

L. Personal injury and other claims

In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs.

     In the U.S., the Company accrues the expected cost for personal injury, property damage and occupational disease claims, based on actuarial estimates of their ultimate cost.

For all other legal actions in Canada and the U.S., the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

M. Environmental expenditures

Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments occur and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

N. Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

O. Derivative financial instruments

The Company uses derivative financial instruments from time to time in the management of its fuel, interest rate and foreign currency exposures. Derivative instruments are recorded on the balance sheet at fair value and the changes in fair value are recorded in earnings or Other comprehensive income (loss) depending on the nature and effectiveness of the hedge transaction. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

Notes to Consolidated Financial Statements	U.S. GAAP

1 Summary of significant accounting policies (continued)

P. Stock-based compensation

The Company follows the fair value based approach for stock option awards based on the grant-date fair value using the Black-Scholes option-pricing model. The Company expenses the fair value of its stock option awards over the period during which an employee is required to provide service (vesting period). The Company also follows the fair value based approach for cash settled awards and has prospectively applied this method of accounting to all cash settled awards granted, modified or settled on or after January 1, 2006, as explained in Note 2 – Accounting changes. Compensation cost for cash settled awards is based on the fair value of the awards at period-end. See Note 12 – Stock plans, for the assumptions used to determine fair value and for other required disclosures.

Q. Recent accounting pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” which requires an employer to measure the defined benefit plan assets and the projected benefit obligation as of the date of the employer’s fiscal year-end statement of financial position. The requirement is effective for fiscal years ending after December 15, 2008. Pursuant to the Statement, this requirement will be applied prospectively. Although the Company uses a measurement date of September 30 for its U.S. pension and other postretirement plans, the Company does not expect this standard to have a significant impact on its financial statements. SFAS No. 158 also requires the recognition of the funded status of a benefit plan as well as other disclosure requirements, which were adopted on December 31, 2006. See Note 2 – Accounting changes.

In September 2006, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108 to address diversity in practice in quantifying financial statement misstatements. SAB No. 108 requires consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 did not have an impact on the Company’s financial statements.

In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes,” which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure and transition, and is effective for fiscal years beginning after December 15, 2006. Based on the Company’s preliminary assessment of the impact of FIN No. 48, the adoption of this Interpretation on January 1, 2007 is expected to decrease the net deferred income tax liability and increase Retained earnings by approximately $100 million.

2 Accounting changes

2006

Stock-based compensation

On January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment,” which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which an employee is required to provide service (vesting period). The standard also requires that cash settled awards be measured at fair value at each reporting date until ultimate settlement.

     The Company adopted SFAS No. 123(R) using the modified prospective approach, which requires application of the standard to all awards granted, modified, repurchased or cancelled on or after January 1, 2006, and to all awards for which the requisite service had not been rendered as at such date. Since January 1, 2003, the Company has been following the fair value based approach prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation –Transition and Disclosure,” for stock option awards granted, modified or settled on or after such date, while cash settled awards were measured at their intrinsic value at each reporting period until December 31, 2005. As such, the application of SFAS No. 123(R) on January 1, 2006 to all awards granted prior to its adoption did not have a significant impact on the financial statements. In accordance with the modified prospective approach, prior period financial statements have not been restated to reflect the impact of SFAS No. 123(R).

Notes to Consolidated Financial Statements	U.S. GAAP

2 Accounting changes (continued)

     For the year ended December 31, 2006, the application of SFAS No. 123(R) had the effect of increasing stock-based compensation expense and decreasing net income by $16 million and $12 million, respectively, or $0.02 per basic and diluted earnings per share. Disclosures prescribed by SFAS No. 123(R) for the Company’s various stock-based compensation plans are presented in Note 12 – Stock plans.

Pension and other postretirement plans

On December 31, 2006, the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” which requires the Company to recognize the over- or underfunded status of its various benefit plans in its Consolidated Balance Sheet. As such, on December 31, 2006, the Company increased its pension asset by $599 million, to $1,275 million, and decreased its pension and other postretirement benefits liability by $7 million, to $481 million. The Company will recognize changes in the funded status in the year in which the changes occur, through Other comprehensive income (loss). The actuarial gains/losses and prior service costs/credits that arise during the period but are not recognized as components of net periodic benefit cost will be recognized as a component of Other comprehensive income (loss), net of tax. These amounts recognized in Accumulated other comprehensive loss will be adjusted as they are subsequently recognized as components of net periodic benefit cost. Prior to December 31, 2006, actuarial gains/losses and prior service costs/credits were deferred in their recognition, and amortized into net periodic benefit cost over the expected average remaining service life of the employee group covered by the plans. The adoption of SFAS No. 158 had no impact on years prior to 2006 as retrospective application was not allowed. This standard had no effect on the 2006 computation of net periodic benefit cost for pensions and other postretirement benefits. See Note 9 – Other liabilities and deferred credits and Note 13 – Pensions, for the prospective application of SFAS No. 158 to the Company’s benefit plans.

     The following table illustrates the incremental effect of applying SFAS No. 158 on individual line items in the Company’s Consolidated Balance Sheet at December 31, 2006:

	Assets		Liabilities				Shareholders' equity

In millions	Pension	Total	Other postretirement benefits	Pension (1)	Net deferred income tax	Total	Accumulated other comprehensive loss	Total

Balance at December 31, 2006 before
application of SFAS No. 158	$676	$23,405	$313	$175	$4,939	$13,995	$(458)	$9,410
Adjustments	599	599	(27)	20	192	185	414	414

Balance at December 31, 2006 after
application of SFAS No. 158	$1,275	$24,004	$286	$195	$5,131	$14,180	$(44)	$9,824

(1) On December 31, 2006, just prior to the adoption of SFAS No. 158, the Company had a minimum pension liability recorded of $17 million, with the offsetting amount recorded in Accumulated other comprehensive loss ($11 million after tax).

2005

Conditional asset retirement obligations

Effective December 31, 2005, the Company adopted the recommendations of FIN No. 47, “Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143.” The Interpretation clarifies that an obligation to perform an asset retirement activity exists, even if there may be uncertainty about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred, generally upon acquisition, construction, or development and/or through the normal operation of the asset, if the fair value of the liability can be reasonably estimated. This standard had no impact on the Company’s financial statements.

Notes to Consolidated Financial Statements	U.S. GAAP

3 Acquisitions

In 2006, the Company acquired the following three entities for a total acquisition cost of $84 million, paid in cash:

(i)	Alberta short-line railways, composed of the 600-mile Mackenzie Northern Railway, the 118-mile Lakeland & Waterways Railway and the 21-mile Central Western Railway,

(ii)	Savage Alberta Railway, Inc., a 345-mile short-line railway, and

(iii)	the remaining 51% of SLX Canada Inc., a company engaged in equipment leasing in which the Company previously had a 49% interest that had been consolidated.

In 2004, the Company acquired the following entities for a total acquisition cost of $1,538 million, financed by debt and cash on hand:

(i)	BC Rail, acquired on July 14, 2004 for an acquisition cost of $991 million, which included purchase price adjustments and transaction costs, and

(ii)	Great Lakes Transportation LLC’s railroads and related holdings, acquired on May 10, 2004, for an acquisition cost of U.S.$395 million (Cdn$547 million), which included purchase price adjustments and transaction costs.

All acquisitions were accounted for using the purchase method of accounting. As such, the Company’s consolidated financial statements include the assets, liabilities and results of operations of the acquired entities from the dates of acquisition.

4 Accounts receivable

In millions	December 31,	2006	2005

Freight		$398	$330
Non-freight		313	314

		711	644
Allowance for doubtful accounts		(19)	(21)

		$692	$623

The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest of up to a maximum of $600 million in a revolving pool of freight receivables to an unrelated trust. Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the required reserves as stipulated in the agreement. This program replaced the Company’s previous accounts receivable securitization program that was set to expire in June 2006.

     The Company has retained the responsibility for servicing, administering and collecting the receivables sold. At December 31, 2006, the servicing asset and liability were not significant. Subject to customary indemnifications, the trust’s recourse is generally limited to the receivables.

     The Company accounted for the securitization programs as sales, because control over the transferred accounts receivable was relinquished. Due to the relatively short collection period and the high quality of the receivables sold, the fair value of the undivided interest transferred to the trust approximated the book value thereof.

     At December 31, 2006, the Company had sold receivables that resulted in proceeds of $393 million under the new accounts receivable securitization program ($489 million at December 31, 2005 under the previous program), and recorded the retained interest, which represents the required reserves, of approximately 10% of this amount in Other current assets (retained interest of approximately 10% recorded at December 31, 2005).

     Other income (loss) included $12 million in 2006, $16 million in 2005 and $9 million in 2004, for costs related to the agreement, which fluctuate with changes in prevailing interest rates.

Notes to Consolidated Financial Statements	U.S. GAAP

5 Properties

In millions	December 31, 2006			December 31, 2005

		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Track and roadway (1)	$22,579	$6,445	$16,134	$21,792	$6,388	$15,404
Rolling stock	4,833	1,676	3,157	4,581	1,642	2,939
Buildings	1,251	609	642	1,232	591	641
Information technology	622	101	521	646	133	513
Other	1,226	627	599	1,174	593	581

	$30,511	$9,458	$21,053	$29,425	$9,347	$20,078

Capital leases included in properties
Track and roadway (1)	$450	$25	$425	$451	$16	$435
Rolling stock	1,442	275	1,167	1,348	279	1,069
Buildings	38	3	35	38	4	34
Information technology	20	6	14	19	4	15
Other	188	41	147	144	24	120

	$2,138	$350	$1,788	$2,000	$327	$1,673

(1) Includes the cost of land of $1,746 million and $1,732 million as at December 31, 2006 and 2005, respectively, of which $108 million was for right-of-way access and was recorded as a capital lease in both years.

6 Intangible and other assets

In millions	December 31,	2006	2005

Pension asset (previously Prepaid benefit cost) (Notes 2,13)		$1,275	$621
Investments (A)		142	132
Other receivables		95	102
Intangible assets (B)		65	66
Unamortized debt issue costs		32	31
Other		6	9

		$1,615	$961

A. Investments

As at December 31, 2006, the Company had $134 million ($124 million at December 31, 2005) of investments accounted for under the equity method and $8 million ($8 million at December 31, 2005) of investments accounted for under the cost method. Included in investments is the Company’s 32% ownership in English Welsh and Scottish Railway (EWS), a company that provides most of the rail freight services in Great Britain and operates freight trains through the English Channel tunnel. The Company’s ownership in EWS is accounted for using the equity method. At December 31, 2006, the excess of the Company’s share of the book value of EWS’ net assets over the carrying value of the investment was not significant.

B. Intangible assets

Intangible assets relate to customer contracts and relationships assumed through acquisitions.

Notes to Consolidated Financial Statements	U.S. GAAP

7 Credit facility

In October 2006, the Company amended its U.S.$1,000 million revolving credit facility, improving the pricing parameters and extending the maturity from March 2010 to October 2011. Other terms of the facility remained substantially the same. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, the customary limitation on debt as a percentage of total capitalization, with which the Company has been in compliance. The Company’s borrowings of U.S.$15 million (Cdn$17 million) outstanding at December 31, 2005 (average interest rate of 4.66%) were entirely repaid in the first quarter of 2006. As at December 31, 2006, the Company had no outstanding borrowings under its revolving credit facility and had letters of credit drawn of $308 million ($316 million as at December 31, 2005).

      The Company’s commercial paper program is backed by a portion of its revolving credit facility. As at December 31, 2006, the Company had no commercial paper outstanding, and U.S.$367 million (Cdn$427 million) outstanding at an average interest rate of 4.40%, as at December 31, 2005.

8 Accounts payable and accrued charges

In millions	December 31,	2006	2005

Income and other taxes		$566	$261
Trade payables		529	475
Payroll-related accruals		232	207
Accrued charges		184	226
Accrued interest		124	101
Personal injury and other claims provision		115	115
Workforce reduction provisions		23	49
Other		50	44

		$1,823	$1,478

9 Other liabilities and deferred credits

In millions	December 31,	2006	2005

Personal injury and other claims provision, net of current portion		$487	$542
Other postretirement benefits liability, net of current portion
(previously Accrual for postretirement benefits other than pensions) (A)		269	289
Pension liability (previously Accrued benefit cost for pensions) (Note 13)		195	150
Environmental reserve, net of current portion		106	99
Workforce reduction provisions, net of current portion (B)		74	93
Minimum pension liability (Note 13)		-	18
Deferred credits and other		334	296

		$1,465	$1,487

A. Other postretirement benefits liability

On December 31, 2006, the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” as explained in Note 2 – Accounting changes. The following disclosures in relation to the Company’s other postretirement benefit plans are made pursuant to SFAS No. 158 requirements.

Notes to Consolidated Financial Statements	U.S. GAAP

9 Other liabilities and deferred credits (continued)

Obligations and funded status

In millions	Year ended December 31,	2006	2005

Change in benefit obligation
Benefit obligation at beginning of year		$300	$319
Amendments		2	(4)
Transfer from other plan		-	8
Actuarial gain		(19)	(20)
Interest cost		16	19
Service cost		4	5
Foreign currency changes		-	(8)
Benefits paid		(17)	(19)

Benefit obligation at end of year		$286	$300

Unfunded status		$286	$300

The Company uses a measurement date of September 30 for its U.S. plans and December 31 for its Canadian plans.

Amount recognized in the Consolidated Balance Sheet

In millions	December 31,	2006	2005

Current liabilities		$17	$24
Noncurrent liabilities		269	289

Total amount recognized (1)		$286	$313

(1) At December 31, 2005, the amount recognized in the Consolidated Balance Sheet of $313 million differs from the unfunded status of $300 million given the prospective application of SFAS No. 158. The difference of $13 million represents the unrecognized net actuarial gain of $24 million, offset by the unrecognized prior service cost of $11 million existing at December 31, 2005.

Amounts recognized in Accumulated other comprehensive loss (Note 20) (1)

In millions	December 31,	2006

Net actuarial gain		$34
Prior service cost		(7)

(1) Recognized on December 31, 2006 pursuant to SFAS No. 158.

Components of net periodic benefit cost

In millions	Year ended December 31,	2006	2005	2004

Service cost		$4	$5	$8
Interest cost		16	19	17
Amortization of prior service cost		2	1	3
Recognized net actuarial (gain) loss		(5)	(1)	1

Net periodic benefit cost		$17	$24	$29

The estimated prior service cost and net actuarial gain for other postretirement benefits that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $1 million and $3 million, respectively.

Notes to Consolidated Financial Statements	U.S. GAAP

9 Other liabilities and deferred credits (continued)

Weighted-average assumptions

The following assumptions are used in accounting for other postretirement benefits:

	December 31,	2006	2005	2004

To determine benefit obligation
Discount rate		5.44%	5.30%	5.90%
Rate of compensation increase		3.50%	3.75%	3.75%

To determine net periodic benefit cost
Discount rate		5.30%	5.90%	6.00%
Rate of compensation increase		3.75%	3.75%	3.75%

Health care cost trend rate

For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 12% for 2007 and 13% for 2006. It is assumed that the rate will decrease gradually to 6% in 2013 and remain at that level thereafter.

     A one-percentage-point change in the assumed health care cost trend rates would have the following effect:

In millions	One-percentage-point

	Increase	Decrease

Effect on total service and interest costs	$2	$(2)
Effect on benefit obligation	24	(20)

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Act”), signed into law in the United States in December 2003, provides for prescription drug benefits under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide prescription drug benefits that have been concluded to be actuarially equivalent to the Medicare benefit. Pursuant to FASB Staff Position 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003,” adopted on July 1, 2004, the Company evaluated and determined the prescription drug benefits provided by its health care plans to be actuarially equivalent to the Medicare benefit under the Act. The Company measured the effects of the Act on the accumulated postretirement benefit obligation (APBO) as of January 1, 2004 and, as such, the APBO was reduced by $49 million. Net periodic benefit cost for the year ended December 31, 2004 was reduced by $7 million due to the effects of the Act.

Estimated future benefit payments

The estimated future benefit payments for each of the next five years and the subsequent five-year period are as follows:

In millions

2007	$17
2008	17
2009	19
2010	19
2011	19
Years 2012 to 2016	107

B. Workforce reduction provisions

The workforce reduction provisions, which cover employees in both Canada and the United States, are mainly comprised of payments related to severance, early retirement incentives and bridging to early retirement, the majority of which will be disbursed within the next five years. In 2006, net charges and adjustments did not have any effect on the provisions and decreased the provisions by $10 million for the year ended December 31, 2005. Payments have reduced the provisions by $45 million for the year ended December 31, 2006 ($87 million for the year ended December 31, 2005). As at December 31, 2006, the aggregate provisions, including the current portion, amounted to $97 million ($142 million as at December 31, 2005).

Notes to Consolidated Financial Statements	U.S. GAAP

10 Long-term debt

In millions		Maturity	Currency in which payable	December 31,
				2006	2005

Debentures and notes: (A)

Canadian National series:
4.25%	5-year notes (B)	Aug. 1, 2009	U.S.$	$350	$349
6.38%	10-year notes (B)	Oct. 15, 2011	U.S.$	466	465
4.40%	10-year notes (B)	Mar. 15, 2013	U.S.$	466	465
5.80%	10-year notes (B)	May 31, 2016	U.S.$	291	-
6.80%	20-year notes (B)	July 15, 2018	U.S.$	233	233
7.63%	30-year debentures	May 15, 2023	U.S.$	175	174
6.90%	30-year notes (B)	July 15, 2028	U.S.$	554	552
7.38%	30-year debentures (B)	Oct. 15, 2031	U.S.$	233	233
6.25%	30-year notes (B)	Aug. 1, 2034	U.S.$	583	582
6.20%	30-year notes (B)	May 31, 2036	U.S.$	524	-
6.71%	Puttable Reset Securities PURSSM (B)(C)	July 15, 2036	U.S.$	291	-
6.45%	Puttable Reset Securities PURSSM (C)	July 15, 2006	U.S.$	-	291

Illinois Central series:
6.98%	12-year notes	July 12, 2007	U.S.$	58	58
6.63%	10-year notes	June 9, 2008	U.S.$	23	23
5.00%	99-year income debentures	Dec. 1, 2056	U.S.$	9	9
7.70%	100-year debentures	Sept. 15, 2096	U.S.$	146	145

Wisconsin Central series:
6.63%	10-year notes	April 15, 2008	U.S.$	175	174

				4,577	3,753
BC Rail series:
Non-interest bearing 90-year subordinated notes (D)		July 14, 2094	CDN$	842	842

Total debentures and notes				5,419	4,595

Other:
Revolving credit facility (A) (Note 7)			U.S.$	-	17
Commercial paper (E) (Note 7)			U.S.$	-	427
Capital lease obligations and other (F)			Various	1,038	897

Total other				1,038	1,341

				6,457	5,936
Less:
Current portion of long-term debt				218	408
Net unamortized discount				853	851

				1,071	1,259

				$5,386	$4,677

A. The Company’s debentures, notes and revolving credit facility are unsecured.

B. These debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

Notes to Consolidated Financial Statements	U.S. GAAP

10 Long-term debt (continued)

C. On July 15, 2006, the interest rate on the Company’s U.S.$250 million Puttable Reset Securities PURSSM (PURS) was reset at a new rate of 6.71% for the remaining 30-year term ending July 15, 2036. The PURS were originally issued in July 1998 at the rate of 6.45% with an option to call the securities on July 15, 2006 (the reset date). The call option holder exercised the call option, which resulted in the remarketing of the original PURS. The new interest rate was determined according to a pre-set mechanism based on prevailing market conditions. The Company did not receive any cash proceeds from the remarketing.

     The remarketing did not trigger an extinguishment of debt, as the provisions for the reset of the interest rate were set forth in the original PURS. As such, the original PURS remain outstanding but accrue interest at the new rate until July 2036. Under securities laws, the remarketing required utilization of the Company's shelf prospectus and registration statement.

D. The Company records these notes as a discounted debt of $6 million, using an imputed interest rate of 5.75%. The discount of $836 million is included in the net unamortized discount.

E. The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowings through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility.

F. During 2006, the Company recorded $264 million ($222 million in 2005) in assets it acquired through equipment leases, including $3 million for assets held for sale, for which an equivalent amount was recorded in debt.

     Interest rates for capital lease obligations range from approximately 3.0% to 7.9% with maturity dates in the years 2007 through 2025. The imputed interest on these leases amounted to $384 million as at December 31, 2006 and $360 million as at December 31, 2005.

     The capital lease obligations are secured by properties with a net carrying amount of $1,368 million as at December 31, 2006 and $1,243 million as at December 31, 2005.

G. Long-term debt maturities, including repurchase arrangements and capital lease repayments on debt outstanding as at December 31, 2006, for the next five years and thereafter, are as follows:

In millions

2007	$218
2008	274
2009	446
2010	40
2011	571
2012 and thereafter	4,055

H. The aggregate amount of debt payable in U.S. currency as at December 31, 2006 was U.S.$4,636 million (Cdn$5,403 million) and U.S.$4,169 million (Cdn$4,849 million) as at December 31, 2005.

I. The Company has U.S.$550 million available under its currently effective shelf prospectus and registration statement, expiring in June 2008, providing for the issuance of debt securities in one or more offerings.

Notes to Consolidated Financial Statements	U.S. GAAP

11 Capital stock

A. Authorized capital stock

The authorized capital stock of the Company is as follows:

•	Unlimited number of Common Shares, without par value
•	Unlimited number of Class A Preferred Shares, without par value, issuable in series
•	Unlimited number of Class B Preferred Shares, without par value, issuable in series

B. Issued and outstanding common shares

During 2006, the Company issued 5.1 million shares (6.6 million shares in 2005 and 5.8 million shares in 2004) related to stock options exercised. The total number of common shares issued and outstanding was 512.4 million as at December 31, 2006.

C. Share repurchase programs

In July 2006, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 28.0 million common shares between July 25, 2006 and July 24, 2007 pursuant to a normal course issuer bid, at prevailing market prices. As at December 31, 2006, under this current share repurchase program, 15.5 million common shares have been repurchased for $766 million, at an average price of $49.43 per share.

      In June 2006, the Company ended its previous 32.0 million share repurchase program, which began July 25, 2005, repurchasing a total of 30.0 million common shares for $1,388 million, at an average price of $46.26 per share. Of this amount, 14.0 million common shares were repurchased in 2006 for $717 million, at an average price of $51.24 per share.

D. Common stock split

On January 24, 2006, the Board of Directors of the Company approved a two-for-one common stock split which was effected in the form of a stock dividend of one additional common share of CN payable for each share held. The stock dividend was paid on February 28, 2006, to shareholders of record on February 22, 2006. All equity-based benefit plans and the previous share repurchase program were adjusted to reflect the issuance of additional shares or options due to the stock split. All share and per share data have been adjusted to reflect the stock split.

12 Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided below:

A. Employee Share Investment Plan

The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 10% of their gross salaries to purchase shares of the Company’s common stock on the open market and to have the Company invest, on the employees’ behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries.

      Participation at December 31, 2006 was 12,590 employees (11,010 at December 31, 2005 and 10,073 at December 31, 2004). The total number of ESIP shares purchased on behalf of employees, including the Company’s contributions, was 1.3 million in 2006, 1.6 million in 2005 and 1.4 million in 2004, resulting in a pre-tax charge to income of $15 million, $12 million and $11 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Notes to Consolidated Financial Statements	U.S. GAAP

12 Stock plans (continued)

B. Stock-based compensation plans

Compensation cost for awards under all stock-based compensation plans was $79 million, $120 million and $65 million for the years ended December 31, 2006, 2005 and 2004, respectively. The total tax benefit recognized in income in relation to stock-based compensation expense for the years ended December 31, 2006, 2005 and 2004 was $22 million, $34 million and $18 million, respectively.

(i) Cash settled awards

Restricted share units

The Company has granted restricted share units (RSUs), 0.8 million in 2006, 0.9 million in 2005, and 2.3 million in 2004, to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are generally scheduled for payout after three years and vest upon the attainment of targets relating to return on invested capital over the three-year period and relating to the Company’s share price during the three-month period ending December 31, 2008 for the 2006 grant and December 31, 2007 for the 2005 grant. The 2004 grant was subject to accelerated payout if specified targets related to the Company’s 20-day average share price were attained during the period ending December 31, 2005. Given that these targets were met, vesting of the 2004 grant was accelerated and increased to its maximum allowable amount under the plan, resulting in a payout of $105 million. Of this amount, $41 million was converted into deferred share units at December 31, 2005, and the remaining payout of $64 million was paid in cash in January 2006. As at December 31, 2006, a minimal amount of RSUs remained authorized for future issuance under this plan.

Vision 2008 Share Unit Plan

In the first quarter of 2005, the Board of Directors of the Company approved a special share unit plan with a four-year term to December 31, 2008, entitling designated senior management employees to receive cash payout in January 2009. The Company granted 0.8 million share units which vest conditionally upon the attainment of targets relating to the Company’s share price during the six-month period ending December 31, 2008. Payout is conditional upon the attainment of targets relating to return on invested capital over the four-year period and to the Company’s share price during the 20-day period ending on December 31, 2008. The award payout will be equal to the number of share units vested on December 31, 2008 multiplied by the Company’s 20-day average share price ending on such date. As at December 31, 2006, 0.2 million share units remained authorized for future issuance under this plan.

Voluntary Incentive Deferral Plan

The Company has a Voluntary Incentive Deferral Plan (VIDP), providing eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment and other eligible incentive payments in deferred share units (DSUs). A DSU is equivalent to a common share of the Company and also earns dividends when normal cash dividends are paid on common shares. The number of DSUs received by each participant is established using the average closing price for the 20 trading days prior to and including the date of the incentive payment. For each participant, the Company will grant a further 25% of the amount elected in DSUs, which will vest over a period of four years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant's vested DSUs is sufficient to meet the Company's stock ownership guidelines. The value of each participant’s DSUs is payable in cash at the time of cessation of employment. The Company’s liability for DSUs is marked-to-market at each period-end based on the Company’s closing stock price.

Mid-term incentive share unit plan

The 2001 mid-term incentive share unit plan entitled designated senior management employees to receive payout on June 30, 2004. The share units vested conditionally upon the attainment of targets relating to the Company’s share price during the six-month period ending June 30, 2004. On June 30, 2004, upon the partial attainment of these targets, the Company recorded additional compensation cost of $13 million based on the number of share units vested multiplied by the Company’s share price on such date.

Notes to Consolidated Financial Statements	U.S. GAAP

12 Stock plans (continued)

The following table provides the 2006 activity for all cash settled awards:

	RSUs		Vision		VIDP

In millions	Nonvested	Vested	Nonvested	Vested	Nonvested	Vested

Outstanding at December 31, 2005	1.2	-	0.8	-	0.4	1.7
Granted	0.8	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Vested during period	-	-	-	-	(0.1)	0.1
Conversion into VIDP	-	-	-	-	-	0.1

Outstanding at December 31, 2006	2.0	-	0.8	-	0.3	1.9

     Additional disclosures required under SFAS No. 123(R) for cash settled awards are provided in tabular format herein.

Stock option awards

The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At December 31, 2006, 15.2 million common shares remained authorized for future issuances under these plans.

      Options issued by the Company include conventional options, which vest over a period of time; performance options, which vest upon the attainment of Company targets relating to the operating ratio and unlevered return on investment; and performance-accelerated options, which vest on the sixth anniversary of the grant or prior if certain Company targets relating to return on investment and revenues are attained. As at December 31, 2006, the Company’s performance and performance-accelerated stock options were fully vested.

      For 2006 and 2005, the Company granted approximately 1.1 million and 1.3 million, respectively, of conventional stock options to designated senior management employees that vest over a period of four years of continuous employment.

      The total number of options outstanding at December 31, 2006, for conventional, performance and performance-accelerated options was 12.1 million, 0.8 million and 4.0 million, respectively.

      The following table provides the activity of stock option awards during 2006, and for options outstanding and exercisable at December 31, 2006, the weighted-average exercise price, the weighted-average years to expiration and the aggregate intrinsic value. The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company’s closing stock price at December 31, 2006 of $50.07, which would have been received by option holders had they exercised their options on such date.

	Options outstanding				Nonvested options

	Number of options	Weighted- average exercise price	Weighted- average years to expiration	Aggregate intrinsic value	Number of options	Weighted- average grant date fair value

	In millions			In millions	In millions

Outstanding at December 31, 2005 (1)	21.0	$20.95			5.4	$8.47
Granted	1.1	$51.51			1.1	$13.80
Forfeited	(0.1)	$34.78			N/A	N/A
Exercised	(5.1)	$19.69			N/A	N/A
Vested	N/A	N/A			(4.4)	$8.30

Outstanding at December 31, 2006 (1)	16.9	$23.29	5.1	$452	2.1	$11.61

Exercisable at December 31, 2006 (1)	14.8	$20.44	4.7	$439	N/A	N/A

(1) Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

Notes to Consolidated Financial Statements	U.S. GAAP

12 Stock plans (continued)

     As at December 31, 2006, stock options outstanding and exercisable by range of exercise prices were as follows:

	Options outstanding			Options exercisable

Range of exercise prices	Number of options	Weighted- average years to expiration	Weighted- average exercise price	Number of options	Weighted- average exercise price

	In millions			In millions

$9.07 - $12.61	1.9	2.1	$11.53	1.9	$11.53
$13.54 - $19.83	3.2	3.4	$16.06	3.2	$16.06
$20.27 - $28.26	9.4	5.5	$23.30	9.4	$23.30
$34.01 - $40.55	1.3	8.1	$34.93	0.3	$34.92
$45.18 - $55.57	1.1	9.1	$51.97	-	N/A

Balance at December 31, 2006 (1)	16.9	5.1	$23.29	14.8	$20.44

(1) Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

      The following table provides information related to options exercised during the years ended December 31, 2006, 2005 and 2004:

In millions	Year ended December 31,	2006	2005	2004

Total intrinsic value		$156	$139	$91
Cash received upon exercise of options		$101	$115	$86
Related tax benefits realized		$19	$21	$12

     Prior to January 1, 2006, the Company followed the fair value based approach for stock option awards and had prospectively applied this method of accounting to all awards granted, modified or settled on or after January 1, 2003, and measured cash settled awards at their intrinsic value at period-end. For the years ended December 31, 2005 and 2004, if compensation cost had been determined based upon fair values at the date of grant for awards under all plans, the Company’s pro forma net income and earnings per share would have been as follows:

In millions, except per share data	Year ended December 31,	2005	2004

Net income, as reported		$1,556	$1,258

Add (deduct) compensation cost, net of applicable taxes, determined under:
Fair value method for all awards granted after Jan 1, 2003 (SFAS No. 123)		86	38
Intrinsic value method for performance-based awards granted prior to 2003 (APB 25)		-	9
Fair value method for all awards (SFAS No. 123)		(110)	(78)

Pro forma net income		$1,532	$1,227

Basic earnings per share, as reported		$2.82	$2.21
Basic earnings per share, pro forma		$2.78	$2.15

Diluted earnings per share, as reported		$2.77	$2.17
Diluted earnings per share, pro forma		$2.73	$2.12

2006 data is not provided since net income and pro forma net income would be the same given the application of SFAS No. 123(R).

      Additional disclosures required under SFAS No. 123(R) for stock option awards are provided in tabular format herein.

Notes to Consolidated Financial Statements	U.S. GAAP

12 Stock plans (continued)

Additional disclosure required under SFAS No. 123(R) pertaining to all awards

	Cash settled awards						Stock option awards (3)

In millions, unless otherwise indicated	RSUs (1)			Vision (1)	VIDP (2)	Mid-term (2)

Year of grant	2006 (4)	2005	2004	2005	2003 onwards	2001	2006 (4)	2005	Prior to 2005

Stock-based compensation expense
recognized over vesting period
Year ended December 31, 2006	$21	$19	$6	$8	$11	N/A	$8	$3	$3
Year ended December 31, 2005	N/A	$15	$74	$-	$13	N/A	N/A	$2	$16
Year ended December 31, 2004	N/A	N/A	$36	N/A	$7	$13	N/A	N/A	$9

Liability outstanding
December 31, 2006	$21	$34	$8	$8	$99	N/A	N/A	N/A	N/A
December 31, 2005	N/A	$15	$66	$-	$83	N/A	N/A	N/A	N/A

Fair value per unit
At period-end ($)	$36.32	$49.36	$50.07	$19.98	$50.07	N/A	N/A	N/A	N/A
At grant date ($)	N/A	N/A	N/A	N/A	N/A	N/A	$13.80	$9.19	$8.61

Fair value of awards vested during period
Year ended December 31, 2006	$-	$-	$4	$-	$5	N/A	$-	$3	$34
Year ended December 31, 2005	N/A	$-	$105	$-	$2	N/A	N/A	$-	$34
Year ended December 31, 2004	N/A	N/A	$3	N/A	$-	$20	N/A	N/A	$35

Nonvested awards at December 31, 2006
Unrecognized compensation cost	$15	$17	$8	$8	$13	N/A	$6	$6	$-
Remaining recognition period (years)	2.0	1.0	2.0	2.0	3.0	N/A	3.1	2.1	-

Assumptions (5)
Stock price ($)	$50.07	$50.07	$50.07	$50.07	$50.07	N/A	$51.51	$36.33	$23.59
Expected stock price volatility (6)	19%	18%	N/A	20%	N/A	N/A	25%	25%	30%
Expected term (years) (7)	2.0	1.0	N/A	2.0	N/A	N/A	5.17	5.20	6.22
Risk-free interest rate (8)	4.02%	4.16%	N/A	4.47%	N/A	N/A	4.04%	3.50%	5.13%
Dividend rate ($) (9)	$0.65	$0.65	N/A	$0.65	N/A	N/A	$0.65	$0.50	$0.30

(1)	Beginning in 2006, compensation cost was based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein, except for time-vested RSUs. In 2005 and 2004, compensation cost was measured using intrinsic value for all awards.

(2)	Compensation cost for all periods presented was based on intrinsic value.

(3)	Compensation cost for all periods presented was based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions presented herein.

(4)	Includes the accelerated recognition of awards granted to retirement-eligible employees. For these individuals, compensation cost is recognized over the period from the grant date to the date the requisite service period has been achieved.

(5)	Assumptions used to determine fair value are at period-end for cash settled awards and at grant date for stock option awards.

(6)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.

(7)	Represents the remaining period of time that awards are expected to be outstanding.
For option awards only, the Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(8)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(9)	Based on the annualized dividend rate.

Notes to Consolidated Financial Statements	U.S. GAAP

13 Pensions

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. The information in the tables that follow pertains to all such plans. However, the following descriptions relate solely to the Company’s main pension plan, the CN Pension Plan (the Plan), unless otherwise specified.

Description of the Plan

The Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain/loss sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Canadian National Railways Pension Trust Funds (CN Pension Trust Funds). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Funds and ensuring that the Company, as Administrator, complies with the provisions of the Plan and the related legislation. The Company utilizes a measurement date of December 31 for the Plan.

Funding policy

Employee contributions to the Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, and are determined by actuarial valuations conducted at least on a triennial basis. These valuations are made in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. The latest actuarial valuation of the Plan was conducted as at December 31, 2005 and indicated a funding excess. Total contributions for all of the Company’s pension plans are expected to be approximately $100 million in each of 2007, 2008 and 2009 based on the plans’ current position. All of the Company’s contributions are expected to be in the form of cash.

Description of fund assets

The assets of the Plan are accounted for separately in the CN Pension Trust Funds and consist of cash and short-term investments, bonds, mortgages, Canadian and foreign equities, real estate, and oil and gas assets. The assets of the Plan have a fair market value of $14,812 million as at December 31, 2006 ($14,069 million at December 31, 2005). The Plan’s target percentage allocation and weighted-average asset allocations as at December 31, 2006 and 2005, by asset category are as follows:

		December 31,

Plan assets by category	Target Allocation	2006	2005

Equity securities	53%	52%	56%
Debt securities	40%	38%	32%
Real estate	4%	2%	2%
Other	3%	8%	10%

	100%	100%	100%

The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company. The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the return on plan assets to fluctuate materially from related capital market indices. The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Plan does not invest in the securities of the Company or its subsidiaries.

Notes to Consolidated Financial Statements	U.S. GAAP

13 Pensions (continued)

Weighted-average assumptions

The following assumptions are used in accounting for pension benefits:

	December 31,	2006	2005	2004

To determine benefit obligation
Discount rate		5.12%	5.00%	5.75%
Rate of compensation increase		3.50%	3.75%	3.75%

To determine net periodic benefit cost
Discount rate		5.00%	5.75%	6.00%
Rate of compensation increase		3.75%	3.75%	3.75%
Expected return on plan assets		8.00%	8.00%	8.00%

To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets as well as the expected long-term market returns in the future. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately.

Information about the Company’s defined benefit pension plans

On December 31, 2006, the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” as explained in Note 2 – Accounting changes. The following disclosures in relation to the Company’s defined benefit pension plans are made pursuant to SFAS No. 158 requirements.

Obligations and funded status

In millions	Year ended December 31,	2006	2005

Change in benefit obligation
Benefit obligation at beginning of year		$14,346	$13,137
Amendments		-	(3)
Interest cost		713	742
Actuarial loss		237	1,234
Service cost		146	138
Plan participants’ contributions		55	58
Foreign currency changes		(1)	(11)
Benefit payments and transfers		(951)	(949)

Benefit obligation at end of year		$14,545	$14,346

Component representing future salary increases		(771)	(762)

Accumulated benefit obligation at end of year		$13,774	$13,584

Change in plan assets
Fair value of plan assets at beginning of year		$14,874	$13,053
Employer contributions		112	127
Plan participants’ contributions		55	58
Foreign currency changes		1	(8)
Actual return on plan assets		1,534	2,593
Benefit payments and transfers		(951)	(949)

Fair value of plan assets at end of year		$15,625	$14,874

Funded status (Excess of fair value of plan assets over benefit obligation at end of year)		$1,080	$528

Notes to Consolidated Financial Statements	U.S. GAAP

13 Pensions (continued)

Amount recognized in the Consolidated Balance Sheet

In millions	December 31,	2006	2005

Noncurrent assets		$1,275	$621
Noncurrent liabilities:
Pension liability		(195)	(150)
Minimum pension liability (Note 9)		-	(18)

Total amount recognized (1)		$1,080	$453

(1) At December 31, 2005, the amount recognized in the Consolidated Balance Sheet of $453 million differs from the funded status of $528 million given the prospective application of SFAS No. 158. The difference of $75 million is composed of (i) $57 million, representing the excess of the fair value of plan assets over benefit obligation at end of year, and consisting of the unrecognized net actuarial gain of $111 million and the unrecognized prior service cost of $54 million existing at December 31, 2005, and (ii) $18 million, representing an additional minimum pension liability recorded pursuant to SFAS No. 87 requirements which arose because one of the Company’s pension plans had an accumulated benefit obligation in excess of the fair value of the plan assets at its measurement date. The offsetting amount was recorded in Accumulated other comprehensive loss (see table below). Adjustments made to the minimum pension liability and recorded as a component of Other comprehensive income (loss) in 2005 and 2004 were $4 million and $8 million, respectively.

Amounts recognized in Accumulated other comprehensive loss (Note 20)

In millions	December 31,	2006	2005

Net actuarial gain (1)		$600	$-
Prior service cost (1)		(38)	-
Additional minimum pension liability		-	18

(1) Recognized on December 31, 2006 pursuant to SFAS No. 158.

Information for the pension plan with an accumulated benefit obligation in excess of plan assets

In millions	December 31,	2006	2005

Projected benefit obligation		$130	$104
Accumulated benefit obligation		121	96
Fair value of plan assets		109	87

Components of net periodic benefit cost

In millions	Year ended December 31,	2006	2005	2004

Service cost		$146	$138	$124
Interest cost		713	742	733
Expected return on plan assets		(903)	(884)	(857)
Amortization of prior service cost		19	18	19
Recognized net actuarial loss		91	3	3

Net periodic benefit cost		$66	$17	$22

The estimated prior service cost and net actuarial gain for defined benefit pension plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $19 million and $54 million, respectively.

Notes to Consolidated Financial Statements	U.S. GAAP

13 Pensions (continued)

Estimated future benefit payments

The estimated future benefit payments for each of the next five years and the subsequent five-year period are as follows:

In millions

2007	$840
2008	863
2009	886
2010	912
2011	934
Years 2012 to 2016	5,015

14 Other income (loss)

In millions	Year ended December 31,	2006	2005	2004

Foreign exchange gain (loss)		$18	$12	$(2)
Gain on disposal of properties		16	26	32
Investment income		4	3	5
Equity in earnings of EWS (Note 6)		(6)	4	(4)
Net real estate costs		(12)	(12)	(18)
Other		(9)	(21)	(33)

		$11	$12	$(20)

15 Income taxes

The Company’s consolidated effective income tax rate differs from the Canadian statutory Federal tax rate. The reconciliation of income tax expense is as follows:

In millions	Year ended December 31,	2006	2005	2004

Federal tax rate		22.1%	22.1%	22.1%
Income tax expense at the statutory Federal tax rate		$(603)	$(516)	$(410)
Income tax (expense) recovery resulting from:
Provincial and other taxes		(354)	(331)	(263)
Deferred income tax adjustments due to rate enactments		228	(14)	5
Other (1)		87	80	72

Income tax expense		$(642)	$(781)	$(596)

Cash payments for income taxes		$307	$186	$92

(1) Includes adjustments relating to the resolution of matters pertaining to prior years’ income taxes and other items.

Notes to Consolidated Financial Statements	U.S. GAAP

15 Income taxes (continued)

     The following table provides tax information for Canada and the United States:

In millions	Year ended December 31,	2006	2005	2004

Income before income taxes
Canada		$2,009	$1,769	$1,501
U.S.		720	568	353

		$2,729	$2,337	$1,854

Current income taxes
Canada		$(440)	$(95)	$(222)
U.S.		(199)	(139)	(8)

		$(639)	$(234)	$(230)

Deferred income taxes
Canada		$102	$(488)	$(244)
U.S.		(105)	(59)	(122)

		$(3)	$(547)	$(366)

      Significant components of deferred income tax assets and liabilities are as follows:

In millions	December 31,	2006	2005

Deferred income tax assets
Workforce reduction provisions		$32	$51
Personal injury claims and other reserves		215	234
Other postretirement benefits liability		99	117
Losses and tax credit carryforwards		14	9

		360	411

Deferred income tax liabilities
Net pension asset		330	168
Properties and other		5,161	4,995

		5,491	5,163

Total net deferred income tax liability		$5,131	$4,752

Total net deferred income tax liability
Canada		$2,050	$1,802
U.S.		3,081	2,950

		$5,131	$4,752

Total net deferred income tax liability		$5,131	$4,752
Net current deferred income tax asset		84	65

Long-term deferred income tax liability		$5,215	$4,817

      It is more likely than not that the Company will realize its deferred income tax assets from the generation of future taxable income, as the payments for provisions, reserves and accruals are made and losses and tax credit carryforwards are utilized. At December 31, 2006, the Company had $16 million of operating loss carryforwards, resulting from the recent acquisitions, available to reduce future taxable income (nil at December 31, 2005). The Company has not recognized a deferred tax asset on the foreign exchange loss (recorded in Accumulated other comprehensive loss) on its permanent investment in U.S. rail subsidiaries, as the Company does not expect this temporary difference to reverse in the foreseeable future.

      The Company recognized tax credits of $4 million in 2006 for eligible research and development expenditures ($4 million in each of 2005 and 2004) not previously recognized, which reduced the cost of properties.

Notes to Consolidated Financial Statements	U.S. GAAP

16 Segmented information

The Company manages its rail operations as one business segment over a single network that spans vast geographic distances and territories, with operations in Canada and the United States. Financial information reported at this level, such as revenues, operating income, and cash flow from operations, is used by corporate management, including the Company’s chief operating decision-maker, in evaluating financial and operational performance and allocating resources across CN’s network.

      The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region). Corporate management is responsible for, among others, CN’s marketing strategy, the management of large customer accounts, overall planning and control of infrastructure and rolling stock, the allocation of resources, and other functions such as financial planning, accounting and treasury.

      The role of each region is to manage the day-to-day service requirements within their respective territories and control direct costs incurred locally. Such cost control is required to ensure that pre-established efficiency standards set at the corporate level are met. The regions execute the overall corporate strategy and operating plan established by corporate management, as their management of throughput and control of direct costs does not serve as the platform for the Company’s decision-making process. Approximately 83% of the Company’s freight revenues are from national accounts for which freight traffic spans North America and touches various commodity groups. As a result, the Company does not manage revenues on a regional basis since a large number of the movements originate in one region and pass through and/or terminate in another region.

      The regions also demonstrate common characteristics in each of the following areas:

(i) each region’s sole business activity is the transportation of freight over the Company’s extensive rail network;

(ii) the regions service national accounts that extend over the Company’s various commodity groups and across its rail network;

(iii) the services offered by the Company stem predominantly from the transportation of freight by rail with the goal of optimizing the rail network as a whole;

(iv) the Company and its subsidiaries, not its regions, are subject to single regulatory regimes in both Canada and the U.S.

      For the reasons mentioned herein, the Company reports as one operating segment.

      The following tables provide information by geographic area:

In millions	Year ended December 31,	2006	2005	2004

Revenues
Canada		$5,116	$4,660	$4,126
U.S.		2,600	2,580	2,422

		$7,716	$7,240	$6,548

In millions	Year ended December 31,	2006	2005	2004

Net income
Canada		$1,671	$1,186	$1,035
U.S.		416	370	223

		$2,087	$1,556	$1,258

In millions	December 31,		2006	2005

Properties
Canada			$11,129	$10,457
U.S.			9,924	9,621

			$21,053	$20,078

Notes to Consolidated Financial Statements	U.S. GAAP

17 Earnings per share

	Year ended December 31,	2006	2005	2004

Basic earnings per share		$3.97	$2.82	$2.21
Diluted earnings per share		$3.91	$2.77	$2.17

The following table provides a reconciliation between basic and diluted earnings per share:

In millions	Year ended December 31,	2006	2005	2004

Net income		$2,087	$1,556	$1,258

Weighted-average shares outstanding		525.9	551.7	570.2
Effect of stock options		8.4	10.5	9.5

Weighted-average diluted shares outstanding		534.3	562.2	579.7

      For the year ended December 31, 2006, the weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, was 0.2 million. For the years ended December 31, 2005 and 2004, all stock options were dilutive.

18 Major commitments and contingencies

A. Leases

The Company has operating and capital leases, mainly for locomotives, freight cars and intermodal equipment. Of the capital leases, many provide the option to purchase the leased items at fixed values during or at the end of the lease term. As at December 31, 2006, the Company’s commitments under these operating and capital leases were $740 million and $1,405 million, respectively. Minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more and minimum lease payments for capital leases in each of the next five years and thereafter are as follows:

In millions	Operating	Capital

2007	$184	$216
2008	144	119
2009	116	138
2010	95	79
2011	69	147
2012 and thereafter	132	706

	$740	1,405
Less : imputed interest on capital leases at rates ranging from approximately 3.0% to 7.9%		384

Present value of minimum lease payments included in debt		$1,021

     The Company also has operating lease agreements for its automotive fleet with minimum one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.

      Rent expense for all operating leases was $202 million, $233 million and $242 million for the years ended December 31, 2006, 2005 and 2004, respectively. Contingent rentals and sublease rentals were not significant.

Notes to Consolidated Financial Statements	U.S. GAAP

18 Major commitments and contingencies (continued)

B. Other commitments

As at December 31, 2006, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment and services at an aggregate cost of $742 million. Furthermore, as at December 31, 2006, the Company had outstanding information technology service contracts and licenses of $31 million and agreements with fuel suppliers to purchase approximately 45% of its anticipated 2007 volume and 2% of its anticipated 2008 volume at market prices prevailing on the date of the purchase.

C. Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

Canada

Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

      At December 31, 2006, 2005 and 2004, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2006	2005	2004

Balance January 1	$205	$204	$169
Accruals and other	60	46	64
Payments	(70)	(45)	(29)

Balance December 31	$195	$205	$204

United States

Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost. Prior to 2005, the Company’s provisions for unasserted occupational disease claims constituted the minimum amount that could be reasonably estimated, reflecting a 25-year horizon as the Company expected that a large majority of the cases would be received over such period. In 2005, changes in the legislative and judicial environment, as well as in the methodology used by the courts and the Company to diagnose claims, enabled the Company to actuarially determine a best estimate for unasserted occupational disease claims, thereby increasing the expected number of claims to be received. These changes also rendered the recent claim experience to be more representative of future anticipated settlements for asserted occupational disease claims, thereby reducing the average cost per claim. Accordingly, in 2005, the Company recorded an increase in the provision for unasserted occupational disease claims, which was substantially offset by a reduction in the provision for asserted occupational disease claims.

      In 2006, the Company recorded a net reduction to its provision for U.S. personal injury and other claims pursuant to the 2006 external actuarial studies. The reduction was mainly attributable to a decrease in the Company’s claims inventory as a result of its ongoing risk mitigation strategy focused on prevention, mitigation of claims and containment of injuries and lower settlements for existing claims.

      Due to the inherent uncertainty involved in projecting future events related to occupational diseases, which include but are not limited to, the number of expected claims, the average cost per claim and the legislative and judicial environment, the Company’s future obligations may differ from current amounts recorded.

Notes to Consolidated Financial Statements	U.S. GAAP

18 Major commitments and contingencies (continued)

      At December 31, 2006, 2005 and 2004, the Company’s provision for U.S. personal injury and other claims was as follows:

In millions	2006	2005	2004

Balance January 1	$452	$438	$421
Accruals and other	(8)	61	94
Payments	(37)	(47)	(77)

Balance December 31	$407	$452	$438

Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2006, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

D. Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

      The Company is subject to environmental clean-up and enforcement actions. In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 23 sites governed by the Superfund law (and other similar federal and state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

      While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

Notes to Consolidated Financial Statements	U.S. GAAP

18 Major commitments and contingencies (continued)

In 2005, the Company recorded a liability related to a derailment at Wabamun Lake, Alberta, representing clean-up costs for the shoreline, fronting residences and First Nations Land. In 2006, this liability was adjusted for additional environmental and legal claims and reduced by payments made pursuant to the clean-up performed. At December 31, 2006, the Company has a receivable for the remaining estimated recoveries from the Company’s insurance carriers since the Company’s insurance policies are expected to cover substantially all expenses related to the derailment above the self-insured retention. Operating expenses in 2005 included approximately $28 million, of which $25 million was for environmental matters, related to this derailment, which represented the Company’s retention under its insurance policies and other uninsured costs. The ultimate liability for clean-up costs is not expected to materially differ from the current amount recorded, but any additional costs are expected to be offset by a corresponding change in the insurance receivable. The Company expects its insurance coverage to be adequate to cover any additional clean-up costs related to the derailment above its self-insured retention.

In 2006, the Company’s expenses relating to specific environmental sites and remediation, net of recoveries, were $17 million ($37 million in 2005). Payments for such matters were $10 million, net of potential insurance recoveries, in 2006 ($24 million in 2005 and $8 million in 2004). As at December 31, 2006, the Company had aggregate accruals for such environmental costs of $131 million ($124 million as at December 31, 2005). The Company anticipates that the majority of the liability at December 31, 2006 will be paid out over the next five years.

     The Company also incurs expenses related to environmental regulatory compliance and clean-up requirements. Such expenses amounted to $10 million in 2006 ($9 million in 2005 and $10 million in 2004). In addition, environmental capital expenditures were $18 million in 2006, $11 million in 2005 and $13 million in 2004. The Company expects to incur capital expenditures relating to environmental matters of approximately $19 million in 2007, $16 million in 2008 and $14 million in 2009.

E. Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

      The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2007 and 2017, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At December 31, 2006, the maximum exposure in respect of these guarantees was $148 million, of which $1 million has been recorded and represents the Company’s obligation to stand ready and honor the guarantees that were entered into in accordance with FIN No. 45 requirements. There are no recourse provisions to recover any amounts from third parties.

Other guarantees

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2006, the maximum potential liability under these guarantees was $454 million, of which $380 million was for workers’ compensation and other employee benefits and $74 million was for equipment under leases and other. During 2006, the Company granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

      As at December 31, 2006 and 2005, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The majority of the guarantee instruments mature at various dates between 2007 and 2010.

Notes to Consolidated Financial Statements	U.S. GAAP

18 Major commitments and contingencies (continued)

CN Pension Plan, CN 1935 Pension Plan and BC Rail Ltd Pension Plan

The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, the trustee of the BC Rail Ltd Pension Trust Fund, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at December 31, 2006, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements; (i) pension transfer agreements; (j) master agreements with financial institutions governing derivative transactions; and (k) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

      The Company has entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. As at December 31, 2006 and 2005, the carrying value for guarantees for which the Company was able to determine the fair value, was $1 million. There are no recourse provisions to recover any amounts from third parties.

19 Financial instruments

A. Risk management

The Company has limited involvement with derivative financial instruments in the management of its fuel, foreign currency and interest rate exposures, and does not use them for trading purposes. At December 31, 2006, the Company did not have any derivative financial instruments outstanding.

(i) Credit risk

In the normal course of business, the Company monitors the financial condition of its customers and reviews the credit history of each new customer. The Company believes there are no significant concentrations of credit risk.

(ii) Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company had a hedging program which called for entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. However, with an increased application of fuel surcharge on revenues, no additional swap positions were entered into since September 2004. As such, the Company terminated this program in late 2006.

Notes to Consolidated Financial Statements	U.S. GAAP

19 Financial instruments (continued)

      Since the changes in the fair value of the swap positions were highly correlated to changes in the price of fuel, the fuel hedges were being accounted for as cash flow hedges, whereby the effective portion of the cumulative change in the market value of the derivative instruments had been recorded in Accumulated other comprehensive loss.

      During 2006, the Company’s remaining swap positions matured and were settled. As a result, the related unrealized gains previously recorded in Accumulated other comprehensive loss were reclassified into income as realized gains (unrealized gains of $57 million, $39 million after tax at December 31, 2005). At December 31, 2006, the Company is no longer hedged through financial markets.

      Realized gains from the Company’s fuel hedging activities, which are recorded in fuel expense, were $64 million, $177 million and $112 million for the years ended December 31, 2006, 2005 and 2004, respectively.

      The Company did not recognize any material gains or losses in each of 2006, 2005 and 2004 due to hedge ineffectiveness as the Company’s derivative instruments were highly effective in hedging the changes in cash flows associated with forecasted purchases of diesel fuel.

(iii) Interest rate

In 2004, the Company realized a gain of $12 million upon settlement of treasury lock transactions that was recorded in Accumulated other comprehensive loss. This gain is being recorded into income, as a reduction of interest expense, over the term of the related debt (30-year term) based on the interest payment schedule. At December 31, 2006, Accumulated other comprehensive loss included an unamortized gain of $12 million, $8 million after tax ($12 million, $8 million after tax at December 31, 2005).

(iv) Foreign currency

The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

      For the purpose of minimizing volatility of earnings resulting from the conversion of U.S. dollar-denominated long-term debt into the Canadian dollar, the Company designates the U.S. dollar-denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, unrealized foreign exchange gains and losses on the translation of the Company’s U.S. dollar-denominated long-term debt are recorded in Accumulated other comprehensive loss.

B. Fair value of financial instruments

Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and accrued charges, and Other current liabilities:

The carrying amounts approximate fair value because of the short maturity of these instruments.

(ii) Other assets:

Investments: The Company has various equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value was estimated based on the Company’s proportionate share of its net assets.

(iii) Long-term debt:

The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

Notes to Consolidated Financial Statements	U.S. GAAP

19 Financial instruments (continued)

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at December 31, 2006 and 2005 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	December 31, 2006		December 31, 2005

	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Investments	$142	$215	$132	$185

Financial liabilities
Long-term debt (including current portion)	$5,604	$5,946	$5,085	$5,751

20 Accumulated other comprehensive loss

The components of Accumulated other comprehensive loss at December 31, 2006 and 2005 are as follows:

In millions	December 31,	2006	2005

Unrealized foreign exchange loss		$(455)	$(223)
Pension and other postretirement benefit plans adjustments		403	(12)
Derivative instruments		8	47
Deferred income tax rate enactment		-	(34)

Accumulated other comprehensive loss		$(44)	$(222)

Notes to Consolidated Financial Statements	U.S. GAAP

20 Accumulated other comprehensive loss (continued)

The components of Other comprehensive loss and the related tax effects for the years ended December 31, 2006, 2005 and 2004 are as follows:

In millions	Year ended December 31,	2006	2005	2004

Accumulated other comprehensive loss - Balance January 1		$(222)	$(148)	$(129)
Other comprehensive income (loss):
Unrealized foreign exchange loss (net of income tax (expense) recovery of
($231), $27 and $34, for 2006, 2005 and 2004, respectively) (1)		(232)	(54)	(68)
Pension and other postretirement benefit plans adjustment
(net of income tax (expense) recovery of nil, ($1) and ($3),
for 2006, 2005 and 2004, respectively) (Note 13)		1	3	5
Derivative instruments (net of income tax (expense) recovery of $18, $12 and ($22)
for 2006, 2005 and 2004, respectively) (Note 19)		(39)	(23)	44
Deferred income tax rate enactment		34	-	-

Other comprehensive loss		(236)	(74)	(19)

Adjustment to reflect the funded status of benefit plans (Notes 2, 9, 13) :
Net actuarial gain (net of income tax expense of ($200) for 2006)		434	-	-
Prior service cost (net of income tax recovery of $14 for 2006)		(31)	-	-
Reversal of minimum pension liability adjustment (net of income
tax expense of ($6) for 2006)		11	-	-

Accumulated other comprehensive loss - Balance December 31		$(44)	$(222)	$(148)

(1) In 2006, the Company adjusted its deferred income tax liability for changes in income tax rates applied to certain temporary differences and also for the income tax effect on the currency translation amount resulting from the difference between the accounting and tax basis of its net investment in foreign subsidiaries. As a result, the Company recorded a $180 million net charge for deferred income taxes in Other comprehensive income (loss).

21 Comparative figures

Certain figures, previously reported for 2005 and 2004, have been reclassified to conform with the basis of presentation adopted in the current year.

Item 4

Canadian National Railway Company
Management's Discussion and Analysis	U.S. GAAP

Management’s discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company, together with its wholly owned subsidiaries, collectively “CN” or “the Company.” Canadian National Railway Company’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial condition and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2006 Annual Consolidated Financial Statements and Notes thereto.

Business profile

CN is engaged in the rail and related transportation business. CN’s network of approximately 20,300 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s extensive network, in addition to co-production arrangements, routing protocols, marketing alliances, and interline agreements, provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations.

      CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity positions the Company well to face economic fluctuations and enhances its potential for growth opportunities. In 2006, no individual commodity group accounted for more than 23% of revenues. From a geographic standpoint, 22% of revenues came from U.S. domestic traffic, 32% from transborder traffic, 23% from Canadian domestic traffic and 23% from overseas traffic. The Company originates approximately 87% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization

The Company manages its rail operations in Canada and the United States as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network. The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the corporate strategy and operating plan established by corporate management.

      See Note 16 – Segmented information, to the Company’s Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

Strategy overview

CN’s focus is on running a safe and efficient railroad. While remaining at the forefront of the rail industry, CN’s goal is to be internationally regarded as one of the best-performing transportation companies.

      CN is committed to creating value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers. By striving for sustainable financial performance through profitable growth, solid free cash flow and a high return on investment, CN seeks to deliver increased shareholder value.

      CN has a unique business model, which is anchored on five principles: providing quality service, controlling costs, focusing on asset utilization, committing to safety, and developing people. “Precision railroading” is at the core of CN’s business model. It is a highly disciplined process whereby CN handles individual rail shipments according to a specific trip plan and manages all aspects of railroad operations to meet customer commitments efficiently and profitably.

      Precision railroading demands discipline to execute the trip plan, the relentless measurement of results, and the use of such results to generate further execution improvements. Precision railroading increases velocity, improves reliability, lowers costs, enhances asset

Canadian National Railway Company
Management's Discussion and Analysis	U.S. GAAP

utilization and, ultimately, helps the Company to grow the top line. It has been a key contributor to CN’s continued earnings growth and improved return.

      The Company sees further significant opportunities to grow the business and improve productivity. While the recent slowdown in the economy has affected CN in specific markets such as key forest products, construction materials and automotive products, there are several opportunities that extend beyond business-cycle considerations. In Intermodal, the opening of the Prince Rupert Intermodal Terminal in the fourth quarter of 2007 will allow CN to leverage the potential of the growing container trade between Asia and North America. In Bulk, the Company expects to continue to benefit from increased resource demand, particularly as it relates to the recent coal mine expansion. In Merchandise, the Company sees growth potential for a number of commodities, particularly pipes, machinery and equipment, condensate and other commodities associated with oil and gas development in western Canada. In Automotive, manufacturers continue to invest in CN-served plants in Michigan and Ontario. In general, while the Company expects a moderate slowdown in the North American economy in the near term, its business prospects assume positive economic conditions in North America and globally.

      The opportunities to further improve productivity extend across all functions in the organization. In Transportation, the Company is aiming to continue to increase productivity on the track and in the yards. Yard throughput is being improved through SmartYard, an innovative use of real-time traffic information to sequence cars effectively and get them out on the line more quickly in the face of constantly changing conditions. In Engineering, the Company is working to increase the productivity of its field forces, again through better use of traffic information and, as a result, better management of its engineering forces on the track. The Company also intends to maintain a solid focus on reducing accidents and related costs, and also costs for legal claims and health care.

      CN’s capital programs support the Company’s commitment to the five principles and its ability to grow the business profitably. In 2007, CN plans to spend $1.6 billion on capital programs. Of this, more than $1 billion is targeted towards track infrastructure to maintain a safe railway and to improve the productivity and fluidity of the network, and includes the replacement of rail, ties, and other track materials, as well as the improvement of bridges. This amount also includes funds for strategic initiatives, such as siding extensions to accommodate container traffic from the Prince Rupert Intermodal Terminal, the addition of new siding capacity between Winnipeg and Chicago, the upgrade of the Company’s freight car classification yard in Memphis, Tennessee, and additional enhancements to the track infrastructure in western Canada to take advantage of growth prospects in North American trade with Asia and the boom in the west.

      CN’s equipment spending, targeted to reach approximately $350 million, is intended to tap growth opportunities and to improve the quality of the fleet to meet customer requirements. This expenditure includes the acquisition of new fuel-efficient locomotives and freight cars, as well as improvements to the existing fleet. CN also expects to spend approximately $200 million on facilities to grow the business, including transloads and distribution centers, on information technology to improve service and operating efficiency, and on other projects to increase productivity.

      The Company’s commitment to safety is reflected in the wide range of initiatives that CN is pursuing and the size of its capital programs. Comprehensive plans are in place addressing the issues of safety, security, employee well-being and environmental management. CN's Integrated Safety Plan is the framework for putting safety at the center of its day-to-day operations. This proactive plan is designed to minimize risk and drive continuous improvement in the reduction of injuries and accidents, is fully supported by senior management, and engages employees at all levels of the organization. CN also insists that its operations be conducted in compliance with all applicable regulations to maintain a safe, secure and healthy workplace.

      Environmental protection is also an integral part of CN’s day-to-day activities. A combination of key resource people, training, policies, monitoring and environmental assessments helps to ensure that the Company’s operations comply with CN’s Environmental Policy, a copy of which is available on CN’s website.

      CN’s ability to develop the best railroaders in the industry has been a key contributor to the Company’s success. CN recognizes that without the right people – no matter how good a service plan or business model a company may have – it will not be able to fully execute. The Company is focused on recruiting the right people, developing employees with the right skills, motivating them to do the right thing, and training them to be the future leaders of the Company.

The forward-looking statements provided in the above section and in other parts of this MD&A are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. See the Business risks section of this MD&A for assumptions and risk factors affecting such forward-looking statements.

Canadian National Railway Company
Management's Discussion and Analysis	U.S. GAAP

Financial and statistical highlights

$ in millions, except per share data, or unless otherwise indicated	2006	2005	2004

Financial results
Revenues	$7,716	$7,240	$6,548
Operating income	$3,030	$2,624	$2,168
Net income(1)	$2,087	$1,556	$1,258

Operating ratio	60.7%	63.8%	66.9%

Basic earnings per share (1)	$3.97	$2.82	$2.21
Diluted earnings per share (1)	$3.91	$2.77	$2.17

Dividend declared per share	$0.65	$0.50	$0.39

Financial position
Total assets	$24,004	$22,188	$22,365
Total long-term financial liabilities	$12,066	$10,981	$10,822

Statistical operating data and productivity measures
Employees (average during period)	21,685	22,246	22,470
Gross ton miles (GTM) per average number of employees (thousands)	16,277	15,414	14,811
GTMs per U.S. gallon of fuel consumed	880	851	851

(1)	The 2006 figures included a deferred income tax recovery of $277 million ($0.53 per basic share or $0.51 per diluted share), resulting from the enactment of lower federal and provincial corporate tax rates in Canada and the resolution of matters pertaining to prior years' income taxes.

Financial results

2006 compared to 2005

In 2006, net income increased by $531 million, or 34%, to $2,087 million, when compared to 2005, with diluted earnings per share rising 41%, to $3.91. Included in the 2006 figures was a deferred income tax recovery of $277 million ($0.53 per basic share or $0.51 per diluted share), resulting from the enactment of lower federal and provincial corporate tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes.

      Revenues increased by $476 million, or 7%, to $7,716 million, mainly due to freight rate increases and volume growth, particularly for grain, intermodal and metals and minerals, which were partly offset by the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues.

      Operating expenses increased by $70 million, or 2%, to $4,686 million, mainly due to increased fuel costs, purchased services and material expense and depreciation. Partly offsetting these factors was the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses and lower casualty and other expense.

      The operating ratio, defined as operating expenses as a percentage of revenues, was 60.7% in 2006 compared to 63.8% in 2005, a 3.1-point betterment.

      Foreign exchange fluctuations have had an impact on the comparability of the results of operations. In 2006, the continued appreciation in the Canadian dollar relative to the U.S. dollar, which has affected the conversion of the Company’s U.S. dollar-denominated revenues and expenses, has resulted in a reduction to net income of approximately $60 million.

Canadian National Railway Company
Management's Discussion and Analysis	U.S. GAAP

Revenues

Year ended December 31,	2006	2005	% Change

Total revenues (millions)	$7,716	$7,240	7%

Rail freight:
Revenues (millions)	$7,371	$6,905	7%
RTMs (millions)	185,610	179,701	3%
Revenue/RTM (cents)	3.97	3.84	3%
Carloads (thousands)	4,824	4,841	-
Revenue/carload (dollars)	1,528	1,426	7%

Revenues for the year ended December 31, 2006 totaled $7,716 million compared to $7,240 million in 2005. The increase of $476 million, or 7%, was mainly due to freight rate increases of approximately $500 million, of which approximately 40% was due to a higher fuel surcharge that mainly resulted from increases in crude oil prices; and volume growth, particularly for grain, intermodal and metals and minerals. Partly offsetting these gains was the $255 million translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues.

      In 2006, revenue ton miles (RTMs), measuring the relative weight and distance of rail freight transported by the Company, increased by 3% relative to 2005. Freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 3% in 2006 when compared to 2005, largely due to freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues and an increase in the average length of haul.

Petroleum and chemicals

Year ended December 31,	2006	2005	% Change

Revenues (millions)	$1,173	$1,096	7%
RTMs (millions)	31,868	31,235	2%
Revenue/RTM (cents)	3.68	3.51	5%

Petroleum and chemicals comprises a wide range of commodities, including chemicals, sulfur, plastics, petroleum and natural gas products. Although offshore markets continue to grow strongly, the primary markets for these commodities are still within North America. As such, the performance of this commodity group is closely correlated with the North American economy. Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in northern Alberta, which is a major center for natural gas, feedstock, and world scale petrochemicals and plastics complex derivatives; and in eastern Canadian regional plants. These shipments are destined for customers in Canada, the United States and overseas. For the year ended December 31, 2006, revenues for this commodity group increased by $77 million, or 7%, from 2005. The improvement in this commodity group was mainly due to freight rate increases and increased shipments of condensate for oil sands-related development, and plastics and petrochemicals. These gains were partly offset by the translation impact of the stronger Canadian dollar; lower petroleum products shipments in the second quarter of 2006 due to a temporary refinery shutdown; reduced spot shipments of heavy fuel oils in eastern Canada; lower liquefied petroleum gas shipments on account of warmer weather conditions; and a reduction in sulfur shipments in western Canada, particularly in the fourth quarter due to inclement weather. Revenue per revenue ton mile increased by 5% in 2006, largely due to freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Percentage of revenues

Chemicals	40%
Petroleum and plastics	60%

	2002	2003	2004	2005	2006

Carloads*	543	564	596	594	590
(In thousands)

*Includes the former Great Lakes Transportation LLC’s railroads and related holdings (GLT) from May 10, 2004 and the former BC Rail (BC Rail) from July 14, 2004.

Canadian National Railway Company
Management's Discussion and Analysis	U.S. GAAP

Metals and minerals

Year ended December 31,	2006	2005	% Change

Revenues (millions)	$885	$837	6%
RTMs (millions)	17,467	16,848	4%
Revenue/RTM (cents)	5.07	4.97	2%

The metals and minerals commodity group consists primarily of nonferrous base metals, iron ore, steel, equipment and parts and construction materials. The Company’s unique rail access to major mines, ports and smelters throughout North America has made the Company a leader in the transportation of copper, lead, zinc, concentrates, iron ore, refined metals and aluminum. Construction materials are mainly aggregates (stone and sand) and cement. The Company has access to major cement producers and aggregate mines in Canada as well as in the U.S. Metals and minerals traffic is sensitive to fluctuations in the economy. For the year ended December 31, 2006, revenues for this commodity group increased by $48 million, or 6%, from 2005. The improvement in this commodity group was mainly due to freight rate increases; strong shipments of Canadian long steel products, primarily pipes for oil sands-related development; increased volumes of U.S. iron ore and raw materials for steel production due to higher demand, despite temporary fourth-quarter 2006 production issues at a customer plant; and strong machinery and dimensional loads traffic also for oil sands-related development. Partly offsetting these gains was the translation impact of the stronger Canadian dollar and reduced construction material shipments, particularly in the fourth quarter of 2006 due to softening demand. Revenue per revenue ton mile increased by 2% in 2006, mainly due to freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Percentage of revenues

Metals	55%
Minerals	25%
Iron ore	20%

	2002	2003	2004	2005	2006

Carloads*	388	396	801	994	981
(In thousands)

*Includes GLT from May 10, 2004 and BC Rail from July 14, 2004.

Forest products

Year ended December 31,	2006	2005	% Change

Revenues (millions)	$1,745	$1,738	-
RTMs (millions)	42,488	42,330	-
Revenue/RTM (cents)	4.11	4.11	-

The forest products commodity group includes various types of lumber, panels, wood chips, wood pulp, printing paper, linerboard and newsprint. The Company has superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline capabilities to other Class I railroads. The key drivers for the various commodities are: for newsprint, advertising lineage and overall economic conditions, primarily in the United States; for fibers (mainly wood pulp), the consumption of paper worldwide; and for lumber and panels, housing starts and renovation activities in the United States. Although demand for forest products can be cyclical, the Company’s geographical advantages and product diversity tend to reduce the impact of market fluctuations. For the year ended December 31, 2006, revenues for this commodity group increased by $7 million, remaining relatively flat when compared to 2005. The improvement in this commodity group was mainly due to freight rate increases and increased lumber shipments originating from western Canada in the first half of the year. Largely offsetting these gains was the translation impact of the stronger Canadian dollar; a reduction in pulp and paper shipments due to continued weak market conditions

Canadian National Railway Company
Management's Discussion and Analysis	U.S. GAAP

and related mill closures; and lower lumber shipments originating from eastern Canada, particularly driven by mill closures in the fourth quarter of 2006. Revenue per revenue ton mile was flat in 2006 when compared to 2005, mainly due to freight rate increases that were offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Percentage of revenues

Lumber	34%
Fibers	31%
Paper	22%
Panels	13%

	2002	2003	2004	2005	2006

Carloads*	626	618	678	712	667
(In thousands)

*Includes GLT from May 10, 2004 and BC Rail from July 14, 2004.

Coal

Year ended December 31,	2006	2005	% Change

Revenues (millions)	$375	$331	13%
RTMs (millions)	13,727	13,576	1%
Revenue/RTM (cents)	2.73	2.44	12%

The coal commodity group consists primarily of thermal grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada, while in the United States, thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States. The coal business also includes the transport of Canadian metallurgical coal, which is largely exported to Asian steel producers. For the year ended December 31, 2006, revenues for this commodity group increased by $44 million, or 13%, from 2005. The improvement in this commodity group was mainly due to the expansion of metallurgical coal mines in western Canada and freight rate increases. Partly offsetting these gains was a decline in CN shipments originating from U.S. coal mines; the translation impact of the stronger Canadian dollar; and the loss of export shipments of petroleum coke due to adverse market conditions. The revenue per revenue ton mile increase of 12% in 2006 was mainly due to freight rate increases, which were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Percentage of revenues

Coal	86%
Petroleum coke	14%

	2002	2003	2004	2005	2006

Carloads*	435	406	429	448	411
(In thousands)

*Includes GLT from May 10, 2004 and BC Rail from July 14, 2004.

Grain and fertilizers

Year ended December 31,	2006	2005	% Change

Revenues (millions)	$1,259	$1,119	13%
RTMs (millions)	44,096	40,393	9%
Revenue/RTM (cents)	2.86	2.77	3%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary commodities: food grains, mainly wheat; oilseeds and oilseed products, primarily canola seed, oil and meal; and feed grains, including feed barley, feed wheat and corn. Production of grain varies considerably from year to year, affected primarily by weather conditions. Grain exports are sensitive to the size and quality of the crop produced, international

Canadian National Railway Company
Management's Discussion and Analysis	U.S. GAAP

market conditions and foreign government policy. The majority of grain produced in western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. Certain of these rail movements are subject to government regulation and to a “revenue cap,” which effectively establishes a maximum revenue entitlement that railways can earn. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S. For the year ended December 31, 2006, revenues for this commodity group increased by $140 million, or 13%, from 2005. The improvement in this commodity group was mainly due to freight rate increases; higher shipments of U.S. corn mainly due to a larger harvest; stronger volumes of Canadian wheat due to a high quality crop; and increased shipments of canola. These gains were partly offset by the translation impact of the stronger Canadian dollar; decreased shipments of potash and other fertilizers due in part to soft North American market conditions; and decreased Canadian barley shipments. Revenue per revenue ton mile increased by 3% in 2006, largely due to freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Percentage of revenues

Food grain	28%
Feed grain	27%
Oilseeds	27%
Fertilizers	10%
Potash	8%

	2002	2003	2004	2005	2006

Carloads*	539	552	577	566	594
(In thousands)

*Includes GLT from May 10, 2004 and BC Rail from July 14, 2004.

Intermodal

Year ended December 31,	2006	2005	% Change

Revenues (millions)	$1,420	$1,270	12%
RTMs (millions)	32,922	32,184	2%
Revenue/RTM (cents)	4.31	3.95	9%

The intermodal commodity group is comprised of two segments: domestic and international. The domestic segment transports consumer products and manufactured goods, operating through both retail and wholesale channels, within domestic Canada, domestic U.S., Mexico and transborder, while the international segment handles import and export container traffic, directly serving the major ports of Vancouver, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions. For the year ended December 31, 2006, revenues for this commodity group increased by $150 million, or 12%, from 2005. The improvement in this commodity group was mainly due to freight rate increases; growth in international container traffic, primarily from Asia; and increased domestic movements, particularly to transborder markets and western Canada. Partly offsetting these gains was the translation impact of the stronger Canadian dollar. The revenue per revenue ton mile increase of 9% in 2006 was largely due to freight rate increases and a decrease in the average length of haul, which were partly offset by the translation impact of the stronger Canadian dollar.

Percentage of revenues

Domestic	48%
International	52%

	2002	2003	2004	2005	2006

Carloads*	1,237	1,276	1,202	1,248	1,326
(In thousands)

*Includes GLT from May 10, 2004 and BC Rail from July 14, 2004.

Canadian National Railway Company
Management's Discussion and Analysis	U.S. GAAP

Automotive

Year ended December 31,	2006	2005	% Change

Revenues (millions)	$514	$514	-
RTMs (millions)	3,042	3,135	(3%)
Revenue/RTM (cents)	16.90	16.40	3%

The automotive commodity group moves both finished vehicles and parts, originating in southern Ontario, Michigan and Mississippi, and destined for the United States, Canada and Mexico. The Company’s broad coverage, including its access to all of the Canadian assembly plants, enables it to consolidate full trainloads of automotive traffic for delivery to connecting railroads at key interchange points. The Company also serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. For the year ended December 31, 2006, revenues for this commodity group remained unchanged from 2005. The benefit of freight rate increases and higher shipments of import vehicles via CN-served ports was offset by the translation impact of the stronger Canadian dollar and reduced shipments from domestic producers, primarily driven by production slowdowns. Revenue per revenue ton mile increased by 3% in 2006, largely due to freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Percentage of revenues

Finished vehicles	85%
Auto parts	15%

	2002	2003	2004	2005	2006

Carloads*	307	288	295	279	255
(In thousands)

*Includes GLT from May 10, 2004 and BC Rail from July 14, 2004.

Other

In 2006, other revenues increased by $10 million, when compared to 2005, mainly due to increased interswitching, rental and vessel revenues.

Canadian National Railway Company
Management's Discussion and Analysis	U.S. GAAP

Operating expenses

Operating expenses amounted to $4,686 million in 2006 compared to $4,616 million in 2005. The increase of $70 million, or 2%, in 2006 was mainly due to increased fuel costs, purchased services and material expense and depreciation. Partly offsetting these factors was the $150 million translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses and lower casualty and other expense.

In millions	Year ended December 31,	2006		2005

		Amount	% of revenue	Amount	% of revenue

Labor and fringe benefits		$1,800	23.3%	$1,841	25.4%
Purchased services and material		845	11.0%	814	11.2%
Depreciation and amortization		650	8.4%	627	8.7%
Fuel		890	11.5%	725	10.0%
Equipment rents		198	2.6%	192	2.7%
Casualty and other		303	3.9%	417	5.8%

Total		$4,686	60.7%	$4,616	63.8%

Labor and fringe benefits: Labor and fringe benefits expense includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, pensions and other post-employment benefits. Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in relation to the attainment of such targets. Labor and fringe benefits expense decreased by $41 million, or 2%, in 2006 as compared to 2005. The decrease was mainly due to lower stock-based compensation expense, largely due to an acceleration of a grant payout in 2005; the translation impact of the stronger Canadian dollar; the impact of a reduced workforce and ongoing productivity improvements; and an increase in the first quarter of 2005 to the workforce reduction provision mainly for increased health care costs. Partly offsetting these factors were annual wage increases and an increase in net periodic benefit cost for pensions, mainly as a result of a decrease in the Company’s discount rate used in 2006 relative to 2005.

Purchased services and material: Purchased services and material expense primarily includes the costs of services purchased from outside contractors, materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees, utility costs and the net costs of operating facilities jointly used by the Company and other railroads. These expenses increased by $31 million, or 4%, in 2006 as compared to 2005. The increase was mainly due to higher expenses for various services, particularly for the Company’s maritime activities, higher expenses for locomotive maintenance, lower income from joint facilities, and costs related to the upgrading of track shared with another railroad. Partly offsetting these factors was the translation impact of the stronger Canadian dollar.

Depreciation and amortization: Depreciation and amortization expense relates to the Company’s rail operations. These expenses increased by $23 million, or 4%, in 2006 as compared to 2005. The increase was mainly due to the impact of net capital additions and higher depreciation rates for the information technology asset class, which were partly offset by the translation impact of the stronger Canadian dollar.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles. These expenses increased by $165 million, or 23%, in 2006 as compared to 2005. The increase was mainly due to a 24% increase in the average price per U.S. gallon of fuel, net of the benefits from CN’s fuel hedging program, from $1.72 in 2005 to $2.13 in 2006, and higher freight volumes. Partly offsetting these factors were the translation impact of the stronger Canadian dollar and productivity improvements.

Equipment rents: Equipment rents expense includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses increased by $6 million, or 3%, in 2006 as compared to 2005. The increase was due to lower car hire income, mainly due to shorter routes and offline cycles, that was partly offset by lower lease and car hire expense, and the translation impact of the stronger Canadian dollar.

Canadian National Railway Company
Management's Discussion and Analysis	U.S. GAAP

Casualty and other: Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes, as well as travel and travel-related expenses. These expenses decreased by $114 million, or 27%, in 2006 as compared to 2005. The decrease was largely due to a net reduction to the provision for U.S. personal injuries following the 2006 actuarial studies; a lower expense for occupational disease claims; and lower derailment-related expenses, mainly due to costs that were incurred for the incident at Wabamun Lake in 2005 (see the Critical accounting policies section of this MD&A). Partly offsetting these items were higher operating taxes and increased environmental expenses for ongoing site restoration.

Other

Interest expense: Interest expense increased by $13 million, or 4%, for the year ended December 31, 2006 as compared to 2005, mainly due to interest on 2006 debt issuances and higher capital lease obligations that were partly offset by the translation impact of the stronger Canadian dollar.

Other income (loss): In 2006, the Company recorded other income of $11 million compared to $12 million in 2005. The decrease was mainly due to lower investment income, which was largely offset by higher foreign exchange gains and lower costs related to the securitization program.

Income tax expense: The Company recorded income tax expense of $642 million for the year ended December 31, 2006 compared to $781 million in 2005. Included in the 2006 income tax expense was a deferred income tax recovery of $277 million, resulting from the enactment of lower tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes. Excluding this tax recovery, the effective tax rate for the year ended December 31, 2006 was 33.7% compared to 33.4% in 2005.

2005 compared to 2004

In 2005, net income increased by $298 million, or 24%, to $1,556 million, when compared to 2004, with diluted earnings per share rising 28%, to $2.77.

      Revenues increased by $692 million, or 11%, to $7,240 million, mainly due to freight rate increases, an important part of which was due to a higher fuel surcharge as a result of increases in crude oil prices, the inclusion of a full year of GLT and BC Rail revenues, and a return to normal intermodal volumes following the first quarter 2004 Canadian Auto Workers (CAW) strike. Partly offsetting these gains was the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues.

      Operating expenses increased by $236 million, or 5%, to $4,616 million, primarily due to increased fuel costs, the inclusion of a full year of GLT and BC Rail expenses, and increased purchased services and material costs. Partly offsetting these factors were the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses, lower equipment rents, and lower casualty and other expense.

      The operating ratio, defined as operating expenses as a percentage of revenues, was 63.8% in 2005 compared to 66.9% in 2004, a 3.1-point betterment.

      The years ended December 31, 2005 and 2004 included items affecting the comparability of the results of operations. The Company acquired and consolidated GLT and BC Rail effective May 10, 2004 and July 14, 2004, respectively. Accordingly, in the discussions herein, the Company’s results of operations for 2005 include the results of operations of both GLT and BC Rail. The Company’s results for 2004 included the results of operations of GLT as of May 10, 2004 and BC Rail as of July 14, 2004.

      In 2005, the continued appreciation in the Canadian dollar relative to the U.S. dollar, which has affected the conversion of the Company’s U.S. dollar-denominated revenues and expenses, resulted in a reduction to net income of approximately $60 million.

      For the year ended December 31, 2004, a first-quarter strike by the Company’s employees represented by the CAW union negatively affected operating income and net income by $35 million and $24 million, respectively.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Revenues

	Year ended December 31,	2005	2004	% Change

Total revenues (millions)		$7,240	$6,548	11%

Rail freight:
Revenues (millions)		$6,905	$6,252	10%
RTMs (millions)		179,701	174,240	3%
Revenue/RTM (cents)		3.84	3.59	7%
Carloads (thousands)		4,841	4,578	6%
Revenue/carload (dollars)		1,426	1,366	4%

Revenues for the year ended December 31, 2005 totaled $7,240 million compared to $6,548 million in 2004. The increase of $692 million, or 11%, was mainly due to freight rate increases of approximately $500 million, of which approximately 55% was due to a higher fuel surcharge as a result of increases in crude oil prices; the inclusion of a full year of GLT and BC Rail revenues; and a return to normal intermodal volumes following the first-quarter 2004 CAW strike. Partly offsetting these gains was the $260 million translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues. In 2005, revenue ton miles increased by 3% relative to 2004. Freight revenue per revenue ton mile increased by 7% for 2005 when compared to 2004, largely due to freight rate increases.

Petroleum and chemicals

	Year ended December 31,	2005	2004	% Change

Revenues (millions)		$1,096	$1,059	3%
RTMs (millions)		31,235	31,421	(1%)
Revenue/RTM (cents)		3.51	3.37	4%

Revenues for the year ended December 31, 2005 increased by $37 million, or 3%, from 2004. The improvement was mainly due to freight rate increases, the inclusion of a full year of BC Rail revenues, and an improved market position in petroleum products. These gains were partly offset by the translation impact of the stronger Canadian dollar, soft market conditions for plastics and liquefied petroleum gases, continued weakness in the U.S. molten sulfur market and reduced shipments of U.S. petrochemicals. Revenue per revenue ton mile increased by 4% as freight rate increases were partly offset by the translation impact of the stronger Canadian dollar.

Metals and minerals

	Year ended December 31,	2005	2004	% Change

Revenues (millions)		$837	$714	17%
RTMs (millions)		16,848	16,352	3%
Revenue/RTM (cents)		4.97	4.37	14%

Revenues for the year ended December 31, 2005 increased by $123 million, or 17%, from 2004. The increase was mainly due to freight rate increases, the inclusion of a full year of GLT and BC Rail revenues, strong shipments of construction materials, aluminum and Canadian steel products, and an improvement in traffic mix. Partly offsetting these gains was the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 14% in 2005, mainly due to shorter-haul traffic, particularly related to GLT, and freight rate increases. Partly offsetting these factors was the translation impact of the stronger Canadian dollar.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Forest products

	Year ended December 31,	2005	2004	% Change

Revenues (millions)		$1,738	$1,505	15%
RTMs (millions)		42,330	39,369	8%
Revenue/RTM (cents)		4.11	3.82	8%

Revenues for the year ended December 31, 2005 increased by $233 million, or 15%, from 2004. The increase was mainly due to freight rate increases, continued solid demand for Canadian lumber and panels, the inclusion of a full year of BC Rail revenues, improvements in traffic mix and an improved market position for paper. The translation impact of the stronger Canadian dollar partly offset these gains. Revenue per revenue ton mile increased by 8% in 2005, mainly due to freight rate increases and a positive change in traffic mix, which were partly offset by the translation impact of the stronger Canadian dollar.

Coal

	Year ended December 31,	2005	2004	% Change

Revenues (millions)		$331	$284	17%
RTMs (millions)		13,576	12,684	7%
Revenue/RTM (cents)		2.44	2.24	9%

Revenues for the year ended December 31, 2005 increased by $47 million, or 17%, from 2004. The increase was mainly due to new metallurgical coal mines in western Canada, freight rate increases and the inclusion of a full year of GLT and BC Rail revenues. Partly offsetting these gains was the translation impact of the stronger Canadian dollar. The revenue per revenue ton mile increase of 9% was mainly due to freight rate increases, which were partly offset by the translation impact of the stronger Canadian dollar.

Grain and fertilizers

	Year ended December 31,	2005	2004	% Change

Revenues (millions)		$1,119	$1,063	5%
RTMs (millions)		40,393	40,091	1%
Revenue/RTM (cents)		2.77	2.65	5%

Revenues for the year ended December 31, 2005 increased by $56 million, or 5%, from 2004. The increase was mainly due to freight rate increases, higher export shipments of U.S. corn in a generally weak market, increased shipments of Canadian barley and canola and an improvement in traffic mix. These gains were partly offset by the translation impact of the stronger Canadian dollar and the decreased availability of high-quality Canadian wheat for export markets via west coast ports. Revenue per revenue ton mile increased by 5% in 2005, largely due to freight rate increases and a positive change in traffic mix, partly offset by the translation impact of the stronger Canadian dollar.

Intermodal

	Year ended December 31,	2005	2004	% Change

Revenues (millions)		$1,270	$1,117	14%
RTMs (millions)		32,184	31,002	4%
Revenue/RTM (cents)		3.95	3.60	10%

Revenues for the year ended December 31, 2005 increased by $153 million, or 14%, from 2004. The increase was mainly due to freight rate increases, strong imports into the Port of Vancouver and an improvement in traffic mix. Also contributing to the increase in 2005 was the return to normal traffic levels following the first-quarter 2004 CAW strike. Partly offsetting these gains were the translation impact of the stronger Canadian dollar and a change in port of call for an overseas shipper. The revenue per revenue ton

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

mile increase of 10% in 2005 was largely due to freight rate increases and a positive change in traffic mix, which were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Automotive

	Year ended December 31,	2005	2004	% Change

Revenues (millions)		$514	$510	1%
RTMs (millions)		3,135	3,321	(6%)
Revenue/RTM (cents)		16.40	15.36	7%

Revenues for the year ended December 31, 2005 increased by $4 million, or 1%, from 2004. The increase was driven by freight rate increases, higher import vehicles via the ports of Vancouver and Halifax, and the benefit of new finished vehicle traffic in the southern U.S. that began in the second half of 2004. These gains were partly offset by the translation impact of the stronger Canadian dollar and a reduction in automotive production at CN-served facilities in southern Ontario and Michigan. Revenue per revenue ton mile increased 7% in 2005 largely due to freight rate increases, which were partly offset by the translation impact of the stronger Canadian dollar.

Other

In 2005, other revenues increased by $39 million, when compared to 2004, mainly due to the inclusion of a full year of revenues from the Company’s maritime activities.

Operating expenses

Operating expenses amounted to $4,616 million in 2005 compared to $4,380 million in 2004. The increase of $236 million, or 5%, in 2005 was mainly due to increased fuel costs, the inclusion of a full year of GLT and BC Rail expenses and increased purchased services and material costs. Partly offsetting these factors were the $155 million translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses, lower equipment rents, and lower casualty and other expense.

In millions	Year ended December 31,	2005		2004

		Amount	% of revenue	Amount	% of revenue

Labor and fringe benefits		$1,841	25.4%	$1,819	27.8%
Purchased services and material		814	11.2%	746	11.4%
Depreciation and amortization		627	8.7%	598	9.1%
Fuel		725	10.0%	528	8.1%
Equipment rents		192	2.7%	244	3.7%
Casualty and other		417	5.8%	445	6.8%

Total		$4,616	63.8%	$4,380	66.9%

Labor and fringe benefits: Labor and fringe benefits expense in 2005 increased by $22 million, or 1%, as compared to 2004. The increase was attributable to higher stock-based compensation expense, the inclusion of a full year of GLT and BC Rail expenses, wage increases and a return to normal wage levels following the first-quarter 2004 CAW strike. Partly offsetting these factors was the translation impact of the stronger Canadian dollar, the impact of a reduced workforce, and adjustments made in 2004 to the workforce reduction provision.

Purchased services and material: Purchased services and material expense in 2005 increased by $68 million, or 9%, as compared to 2004. The increase was primarily due to the inclusion of a full year of GLT and BC Rail expenses, and higher expenses for material and maintenance on rolling stock and track repairs. These factors were partly offset by the translation impact of the stronger Canadian dollar.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Depreciation and amortization: Depreciation and amortization expense in 2005 increased by $29 million, or 5%, as compared to 2004. The increase was mainly due to the impact of net capital additions and to the inclusion of a full year of GLT and BC Rail depreciation expense, which were partly offset by the translation impact of the stronger Canadian dollar.

Fuel: Fuel expense in 2005 increased by $197 million, or 37%, as compared to 2004. The increase was mainly due to a 32% increase in the average price per U.S. gallon of fuel, net of the benefits from CN’s fuel hedging program, from $1.30 in 2004 to $1.72 in 2005; higher volumes, particularly in the first quarter; the inclusion of a full year of GLT and BC Rail fuel expense; and a second-quarter 2004 fuel excise tax refund. Partly offsetting these factors was the translation impact of the stronger Canadian dollar.

Equipment rents: Equipment rents expense in 2005 decreased by $52 million, or 21%, as compared to 2004. The decrease was mainly due to lower car hire expense and higher car hire income, mainly as a result of the integration of the BC Rail fleet, and the translation impact of the stronger Canadian dollar. These factors were partly offset by higher car lease expense due to an increased fleet size, higher rates and the inclusion of a full year of BC Rail car lease expense.

Casualty and other: Casualty and other expense in 2005 decreased by $28 million, or 6%, as compared to 2004. The decrease was mainly due to a reduction to the provision for U.S. personal injuries following the 2005 actuarial valuation, a 2004 adjustment made to the provision for personal injuries in Canada and the translation impact of the stronger Canadian dollar. Partly offsetting these factors were higher derailment-related expenses, in particular, $28 million related to the incident at Wabamun Lake (see the Critical accounting policies section of this MD&A), the inclusion of a full year of GLT and BC Rail expenses and higher property taxes in the U.S.

Other

Interest expense: Interest expense increased by $5 million, or 2%, for the year ended December 31, 2005 as compared to 2004, mainly due to the financing related to the Company’s acquisitions in 2004 and higher interest rates on commercial paper borrowings. Partly offsetting these factors were the translation impact of the stronger Canadian dollar and the benefit of the repayment of matured Notes in March 2004 and May 2005.

Other income (loss): In 2005, the Company recorded income of $12 million compared to a loss of $20 million in 2004. The change from loss to income in 2005 was due to improvements in real estate and other business activities, realized foreign exchange gains and a first-quarter 2004 restructuring charge related to the Company’s investment in English Welsh and Scottish Railway. Partly offsetting these factors were lower investment income, lower gains on disposal of surplus properties, and higher costs related to the securitization program.

Income tax expense: The Company recorded income tax expense of $781 million for the year ended December 31, 2005 compared to $596 million in 2004. The effective tax rate for the year ended December 31, 2005 was 33.4% compared to 32.1% in 2004. The increase in the effective tax rate was mainly due to higher provincial tax rates enacted in 2005.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Summary of quarterly financial data - unaudited

In millions, except per share data

	2006 Quarters				2005 Quarters

	Fourth	Third	Second	First	Fourth	Third	Second	First

Revenues	$1,942	$1,981	$1,946	$1,847	$1,886	$1,810	$1,838	$1,706
Operating income	$756	$844	$805	$625	$720	$665	$713	$526
Net income	$499	$497	$729	$362	$430	$411	$416	$299

Basic earnings per share	$0.97	$0.95	$1.38	$0.68	$0.80	$0.75	$0.75	$0.53
Diluted earnings per share	$0.95	$0.94	$1.35	$0.66	$0.78	$0.74	$0.73	$0.52

Dividend declared per share	$0.1625	$0.1625	$0.1625	$0.1625	$0.1250	$0.1250	$0.1250	$0.1250

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace. Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives.

      The Company’s quarterly results included items that impacted the quarter-over-quarter comparability of the results of operations: the second quarter of 2006 included a deferred income tax recovery of $250 million ($0.48 per basic share or $0.46 per diluted share), primarily resulting from the enactment of lower tax rates in Canada; the fourth quarter of 2006 included a deferred income tax recovery of $27 million ($0.05 per basic or diluted share), relating mainly to the resolution of matters pertaining to prior years’ income taxes; and the continued appreciation in the Canadian dollar relative to the U.S. dollar has affected the conversion of the Company’s U.S. dollar-denominated revenues and expenses and resulted in varying reductions in net income in the rolling eight quarters presented above.

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facility, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through a securitization program. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities was $2,950 million for the year ended December 31, 2006 compared to $2,705 million for 2005. Net cash receipts from customers and other were $7,733 million for the year ended December 31, 2006, an increase of $358 million when compared to 2005, mainly due to higher revenues from operations that were partly offset by a decrease in the proceeds received under the Company’s accounts receivable securitization program. In 2006, payments for employee services, suppliers and other expenses were $3,918 million, an increase of $46 million when compared to 2005. Also consuming cash in 2006 were payments for interest, workforce reductions and personal injury and other claims of $294 million, $45 million and $107 million, respectively, compared to $306 million, $87 million and $92 million, respectively, in 2005. In 2006, pension contributions were $112 million, compared to $127 million in 2005. Payments for income taxes in 2006 were $307 million, an increase of $121 million when compared to 2005, mainly due to the Company now being cash tax payable (see the Income taxes section of this MD&A). Payments in 2007 for workforce reductions are expected to be $23 million, pension contributions are expected to be approximately $100 million and payments for income taxes are expected to be approximately $1,000 million (see the Income taxes section of this MD&A). There are currently no specific or unusual requirements relating to working capital other than the items disclosed.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Investing activities: Cash used by investing activities in 2006 amounted to $1,349 million compared to $1,075 million in 2005. The Company’s investing activities in 2006 included property additions of $1,298 million, an increase of $118 million when compared to 2005; and $84 million related to three acquisitions. The following table details property additions for 2006 and 2005:

In millions	Year ended December 31,	2006	2005

Track and roadway		$1,012	$868
Rolling stock		349	338
Buildings		35	44
Information technology		81	81
Other		82	71

Gross property additions		1,559	1,402
Less: capital leases		261	222

Property additions		$1,298	$1,180

      The Company expects to spend approximately $1,600 million on capital programs in 2007 due to increased expenditures required for the ongoing renewal of the basic plant, the acquisition of rolling stock and other acquisitions and investments required to improve the Company’s productivity and the fluidity of the network.

Free cash flow

The Company generated $1,343 million of free cash flow for the year ended December 31, 2006, compared to $1,301 million in 2005. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, excluding changes in the accounts receivable securitization program, less investing activities and after the payment of dividends, calculated as follows:

In millions	Year ended December 31,	2006	2005

Cash provided from operating activities		$2,950	$2,705

Less:
Investing activities		(1,349)	(1,075)

Cash provided before financing activities		1,601	1,630

Adjustments:
Change in accounts receivable securitization (a)		82	(54)
Dividends paid		(340)	(275)

Free cash flow		$1,343	$1,301

(a) Changes in the Company’s accounts receivable securitization program are considered a financing activity.

Financing activities: Cash used by financing activities totaled $1,484 million for the year ended December 31, 2006 compared to $1,715 million in 2005. On May 31, 2006, the Company issued U.S.$250 million (Cdn$275 million) of 5.80% Notes due 2016 and U.S.$450 million (Cdn$495 million) of 6.20% Debentures due 2036. The Company had used the net proceeds of U.S.$692 million to reduce the Company’s accounts receivable securitization program and to repay a portion of its outstanding commercial paper. In May 2005, the Company repaid U.S.$100 million (Cdn$125 million) of 7.75% 10-year Notes with cash on hand. In 2006 and 2005, issuances and repayments of long-term debt related principally to the Company’s commercial paper borrowings.

      During 2006, the Company recorded $264 million ($222 million in 2005) in assets it acquired through equipment leases, including $3 million for assets held for sale, for which an equivalent amount was recorded in debt.

      Cash received from options exercised during 2006 and 2005 was $101 million and $115 million, respectively, and the related tax benefits realized upon exercise were $19 million and $21 million, respectively.

      In 2006, the Company repurchased 29.5 million common shares for $1,483 million under its share repurchase programs; 15.5 million common shares for $766 million (average price of $49.43 per share) under its new 28.0 million share repurchase program and 14.0

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

million common shares for $717 million (average price of $51.24 per share) under its previous 32.0 million share repurchase program which was ended in June 2006. In 2005, the Company used $1,418 million to repurchase 36.0 million common shares under its previous share repurchase programs.

      During 2006, the Company paid dividends totaling $340 million to its shareholders at the quarterly rate of $0.1625 per share compared to $275 million at the quarterly rate of $0.1250 per share, in 2005.

      CN’s debt-to-total capitalization ratio was 36.3% at December 31, 2006 compared to 35.5% at December 31, 2005. As at December 31, 2006, the adjusted debt-to-total capitalization ratio was 40.4% compared to 41.1% at December 31, 2005. Management believes that adjusted debt-to-total capitalization is a useful measure of performance that aims to show the true leverage of the Company. However, since this adjusted measure does not have any standardized meaning prescribed by GAAP, it may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

	December 31,	2006	2005

Debt-to-total capitalization ratio (a)		36.3%	35.5%
Add:
Present value of operating lease commitments plus securitization financing (b)		4.1%	5.6%

Adjusted debt-to-total capitalization ratio (c)		40.4%	41.1%

(a)	Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt divided by the sum of total debt plus total shareholders’ equity.

(b)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the years presented.

(c)	Adjusted debt-to-total capitalization is calculated as adjusted debt (total long-term debt, plus current portion of long-term debt, plus the present value of operating lease commitments, plus securitization financing) divided by the sum of adjusted debt plus total shareholders’ equity.

The Company has access to various financing arrangements:

Shelf prospectus and registration statement

On May 9, 2006, the Company filed a shelf prospectus and registration statement providing for the issuance, from time to time, of up to U.S.$1,500 million of debt securities in one or more offerings expiring in June 2008. Pursuant to the filing, on May 31, 2006, the Company issued U.S.$250 million (Cdn$275 million) of 5.80% Notes due 2016 and U.S.$450 million (Cdn$495 million) of 6.20% Debentures due 2036. The Company used the net proceeds of U.S.$692 million to reduce its accounts receivable securitization program and to repay a portion of its outstanding commercial paper.

On July 15, 2006, the interest rate on the Company’s U.S.$250 million Puttable Reset Securities PURSSM (PURS) was reset at a new rate of 6.71% for the remaining 30-year term ending July 15, 2036. The PURS were originally issued in July 1998 at the rate of 6.45% with an option to call the securities on July 15, 2006 (the reset date). The call option holder exercised the call option, which resulted in the remarketing of the original PURS. The new interest rate was determined according to a pre-set mechanism based on prevailing market conditions. The Company did not receive any cash proceeds from the remarketing.

      The remarketing did not trigger an extinguishment of debt, as the provisions for the reset of the interest rate were set forth in the original PURS. As such, the original PURS remain outstanding but accrue interest at the new rate until July 2036. Under securities laws, the remarketing required utilization of the Company’s shelf prospectus and registration statement.

Following the issuance and remarketing of debt as explained herein, the amount available under the shelf prospectus and registration statement has been reduced to U.S.$550 million.

Revolving credit facility

In October 2006, the Company amended its U.S.$1,000 million revolving credit facility, improving the pricing parameters and extending the maturity from March 2010 to October 2011. Other terms of the facility remained substantially the same. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, the customary limitation on debt as a percentage of total capitalization, with which the Company has been in compliance. The Company’s borrowings of U.S.$15 million (Cdn$17 million) outstanding at December 31, 2005 (average interest rate of 4.66%) were entirely repaid in the first quarter of 2006. As at December 31, 2006, the Company had no outstanding borrowings under its revolving credit facility and had letters of credit drawn of $308 million ($316 million as at December 31, 2005).

Commercial paper

The Company’s commercial paper program is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowings through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. As at December 31, 2006, the Company had no commercial paper outstanding, and U.S.$367 million (Cdn$427 million) outstanding at an average interest rate of 4.40%, as at December 31, 2005.

The Company’s access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is not currently aware of any adverse trend, event or condition that would affect the Company’s credit rating.

All forward-looking information provided in this section is subject to risks and uncertainties and is based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the Business risks section of this MD&A for a discussion of assumptions and risk factors affecting such forward-looking statements.

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at December 31, 2006:

In millions	Total	2007	2008	2009	2010	2011	2012 & thereafter

Long-term debt obligations (a)	$4,583	$60	$203	$351	$-	$465	$3,504
Interest on long-term debt obligations	5,794	284	274	267	252	252	4,465
Capital lease obligations (b)	1,405	216	119	138	79	147	706
Operating lease obligations (c)	740	184	144	116	95	69	132
Purchase obligations (d)	773	541	124	53	47	8	-
Other long-term liabilities reflected on
the balance sheet (e)	1,036	82	71	54	48	44	737

Total obligations	$14,331	$1,367	$935	$979	$521	$985	$9,544

(a)

Presented net of unamortized discounts, of which $836 million relates to non-interest bearing Notes due in 2094, and excludes capital lease obligations of $1,021 million which are included in “Capital lease obligations.”

(b)	Includes $1,021 million of minimum lease payments and $384 million of imputed interest at rates ranging from approximately 3.0% to 7.9%.

(c)

Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more. The Company also has operating lease agreements for its automotive fleet with minimum one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.

(d)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts and licenses.

(e)

Includes expected payments for workers’ compensation, workforce reductions, postretirement benefits other than pensions and environmental liabilities that have been classified as contractual settlement agreements.

For 2007 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures. The Company is not aware

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

of any trends, events or conditions or expected fluctuations in liquidity that would create any deficiencies. See the Business risks section of this MD&A for a discussion of assumptions and risk factors affecting such forward-looking statement.

Off balance sheet arrangements

Accounts receivable securitization

The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest of up to a maximum of $600 million in a revolving pool of freight receivables to an unrelated trust. Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the required reserves as stipulated in the agreement. This program replaced the Company’s previous accounts receivable securitization program that was set to expire in June 2006.

      The Company has retained the responsibility for servicing, administering and collecting the receivables sold. At December 31, 2006, the servicing asset and liability were not significant. Subject to customary indemnifications, the trust’s recourse is generally limited to the receivables.

      The Company accounted for the securitization programs as sales, because control over the transferred accounts receivable was relinquished. Due to the relatively short collection period and the high quality of the receivables sold, the fair value of the undivided interest transferred to the trust approximated the book value thereof.

      The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors the reporting requirements and is currently not aware of any trends, events or conditions that could cause such termination.

      The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.

      At December 31, 2006, the Company had sold receivables that resulted in proceeds of $393 million under the new accounts receivable securitization program ($489 million at December 31, 2005 under the previous program), and recorded the retained interest, which represents the required reserves, of approximately 10% of this amount in Other current assets (retained interest of approximately 10% recorded at December 31, 2005).

Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

      The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

      The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 18 – Major commitments and contingencies, to the Company’s Annual Consolidated Financial Statements.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Stock-based compensation plans

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment,” which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which an employee is required to provide service (vesting period). The standard also requires that cash settled awards be measured at fair value at each reporting date until ultimate settlement.

      The Company adopted SFAS No. 123(R) using the modified prospective approach, which requires application of the standard to all awards granted, modified, repurchased or cancelled on or after January 1, 2006, and to all awards for which the requisite service had not been rendered as at such date. Since January 1, 2003, the Company has been following the fair value based approach prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” for stock option awards granted, modified or settled on or after such date, while cash settled awards were measured at their intrinsic value at each reporting period until December 31, 2005. As such, the application of SFAS No. 123(R) on January 1, 2006 to all awards granted prior to its adoption did not have a significant impact on the financial statements. In accordance with the modified prospective approach, prior period financial statements have not been restated to reflect the impact of SFAS No. 123(R).

      For the year ended December 31, 2006, the application of SFAS No. 123(R) had the effect of increasing stock-based compensation expense and decreasing net income by $16 million and $12 million, respectively, or $0.02 per basic and diluted earnings per share.

The Company has various stock-based incentive plans for eligible employees. A description of the plans is provided in Note 12 – Stock plans, to the Company’s Annual Consolidated Financial Statements. Compensation cost for awards under all stock-based compensation plans was $79 million, $120 million and $65 million for the years ended December 31, 2006, 2005 and 2004, respectively. The total tax benefit recognized in income in relation to stock-based compensation expense for the years ended December 31, 2006, 2005 and 2004 was $22 million, $34 million and $18 million, respectively. Additional disclosures required under SFAS No. 123(R) and Staff Accounting Bulletin (SAB) No. 107 are provided herein.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

The following table provides additional disclosures as required by SFAS No. 123(R) and SAB No. 107 pertaining to all awards:

	Cash settled awards						Stock option awards (3)

In millions, unless otherwise indicated	RSUs (1)			Vision (1)	VIDP(2)	Mid-term (2)

Year of grant	2006 (4)	2005	2004	2005	2003 onwards	2001	2006 (4)	2005	Prior to 2005

Stock-based compensation expense
recognized over vesting period
Year ended December 31, 2006	$21	$19	$6	$8	$11	N/A	$8	$3	$3
Year ended December 31, 2005	N/A	$15	$74	$-	$13	N/A	N/A	$2	$16
Year ended December 31, 2004	N/A	N/A	$36	N/A	$7	$13	N/A	N/A	$9

Liability outstanding
December 31, 2006	$21	$34	$8	$8	$99	N/A	N/A	N/A	N/A
December 31, 2005	N/A	$15	$66	$-	$83	N/A	N/A	N/A	N/A

Fair value per unit
At period-end ($)	$36.32	$49.36	$50.07	$19.98	$50.07	N/A	N/A	N/A	N/A
At grant date ($)	N/A	N/A	N/A	N/A	N/A	N/A	$13.80	$9.19	$8.61

Fair value of awards vested during period
Year ended December 31, 2006	$-	$-	$4	$-	$5	N/A	$-	$3	$34
Year ended December 31, 2005	N/A	$-	$105	$-	$2	N/A	N/A	$-	$34
Year ended December 31, 2004	N/A	N/A	$3	N/A	$-	$20	N/A	N/A	$35

Nonvested awards at December 31, 2006
Unrecognized compensation cost	$15	$17	$8	$8	$13	N/A	$6	$6	$-
Remaining recognition period (years)	2.0	1.0	2.0	2.0	3.0	N/A	3.1	2.1	-

Assumptions (5)
Stock price ($)	$50.07	$50.07	$50.07	$50.07	$50.07	N/A	$51.51	$36.33	$23.59
Expected stock price volatility (6)	19%	18%	N/A	20%	N/A	N/A	25%	25%	30%
Expected term (years) (7)	2.0	1.0	N/A	2.0	N/A	N/A	5.17	5.20	6.22
Risk-free interest rate (8)	4.02%	4.16%	N/A	4.47%	N/A	N/A	4.04%	3.50%	5.13%
Dividend rate ($) (9)	$0.65	$0.65	N/A	$0.65	N/A	N/A	$0.65	$0.50	$0.30

(1)	Beginning in 2006, compensation cost was based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein, except for time-vested RSUs. In 2005 and 2004, compensation cost was measured using intrinsic value for all awards.

(2)	Compensation cost for all periods presented was based on intrinsic value.

(3)	Compensation cost for all periods presented was based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions presented herein.

(4)	Includes the accelerated recognition of awards granted to retirement-eligible employees. For these individuals, compensation cost is recognized over the period from the grant date to the date the requisite service period has been achieved.

(5)	Assumptions used to determine fair value are at period-end for cash settled awards and at grant date for stock option awards.

(6)	Based on the historical volatility of the Company’s stock over a period commensurate with the expected term of the award.

(7)	Represents the remaining period of time that awards are expected to be outstanding.
For option awards only, the Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(8)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(9)	Based on the annualized dividend rate.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Financial instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. At December 31, 2006, the Company did not have any derivative financial instruments outstanding.

Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company had a hedging program which called for entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. However, with an increased application of fuel surcharge on revenues, no additional swap positions were entered into since September 2004. As such, the Company terminated this program in late 2006.

      Since the changes in the fair value of the swap positions were highly correlated to changes in the price of fuel, the fuel hedges were being accounted for as cash flow hedges, whereby the effective portion of the cumulative change in the market value of the derivative instruments had been recorded in Accumulated other comprehensive loss.

      During 2006, the Company’s remaining swap positions matured and were settled. As a result, the related unrealized gains previously recorded in Accumulated other comprehensive loss were reclassified into income as realized gains (unrealized gains of $57 million, $39 million after tax at December 31, 2005). At December 31, 2006, the Company is no longer hedged through financial markets.

      Realized gains from the Company’s fuel hedging activities, which are recorded in fuel expense, were $64 million, $177 million and $112 million for the years ended December 31, 2006, 2005 and 2004, respectively.

      The Company did not recognize any material gains or losses in each of 2006, 2005 and 2004 due to hedge ineffectiveness as the Company’s derivative instruments were highly effective in hedging the changes in cash flows associated with forecasted purchases of diesel fuel.

Interest rate

In 2004, the Company realized a gain of $12 million upon settlement of treasury lock transactions that was recorded in Accumulated other comprehensive loss. This gain is being recorded into income, as a reduction of interest expense, over the term of the related debt (30-year term) based on the interest payment schedule. At December 31, 2006, Accumulated other comprehensive loss included an unamortized gain of $12 million, $8 million after tax ($12 million, $8 million after tax at December 31, 2005).

Income taxes

Cash tax payments

In 2005, the Company utilized its then remaining tax loss carryforwards and is now cash tax payable in both Canada and the U.S. Accordingly, the Company makes scheduled installment payments as prescribed by the tax authorities. In the U.S., tax installments are based on the forecasted income taxes payable for the current fiscal year. Payments made in 2006 were $177 million and are expected to remain at the same level for 2007. In Canada, tax installments for the current year were based on the 2005 taxes payable, which were net of the loss carryforwards claimed. Consequently, payments in 2006 were $130 million and the expected amount payable in the first quarter of 2007 for Canadian income taxes in respect of the current fiscal year amounts to approximately $350 million. For the 2007 fiscal year, the Company expects to pay approximately $440 million of taxes in Canada based on the 2006 taxes payable.

      See the Business risks section of this MD&A for a discussion of assumptions and risk factors affecting such forward-looking statements.

Future rate enactments

In 2006, the Manitoba government announced reductions to the provincial corporate income tax rates as part of its Provincial Budget, which will be phased in through to July 1, 2008. As a result, the Company’s net deferred income tax liability will be reduced when the new income tax rates are enacted into law.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Common stock

Share repurchase programs

In July 2006, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 28.0 million common shares between July 25, 2006 and July 24, 2007 pursuant to a normal course issuer bid, at prevailing market prices. As at December 31, 2006, under this current share repurchase program, 15.5 million common shares have been repurchased for $766 million, at an average price of $49.43 per share.

The Company’s previous share repurchase program, initiated in 2005, allowed for the repurchase of up to 32.0 million common shares between July 25, 2005 and July 24, 2006 pursuant to a normal course issuer bid, at prevailing market prices. In June 2006, the Company ended this share repurchase program, repurchasing a total of 30.0 million common shares for $1,388 million, at an average price of $46.26 per share. Of this amount, 14.0 million common shares were repurchased in 2006 for $717 million (average price per share of $51.24) and 16.0 million common shares in 2005 for $670 million (average price per share of $41.90).

Common stock split

On January 24, 2006, the Board of Directors of the Company approved a two-for-one common stock split which was effected in the form of a stock dividend of one additional common share of CN payable for each share held. The stock dividend was paid on February 28, 2006, to shareholders of record on February 22, 2006. All equity-based benefit plans and the previous share repurchase program were adjusted to reflect the issuance of additional shares or options due to the stock split. All share and per share data have been adjusted to reflect the stock split.

Outstanding share data

As at February 12, 2007, the Company had 511.5 million common shares outstanding.

Recent accounting pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” which requires an employer to measure the defined benefit plan assets and the projected benefit obligation as of the date of the employer’s fiscal year-end statement of financial position. The requirement is effective for fiscal years ending after December 15, 2008. Pursuant to the Statement, this requirement will be applied prospectively. Although the Company uses a measurement date of September 30 for its U.S. pension and other postretirement plans, the Company does not expect this standard to have a significant impact on its financial statements. SFAS No. 158 also requires the recognition of the funded status of a benefit plan as well as other disclosure requirements, which were adopted on December 31, 2006. See the Critical accounting policies section of this MD&A and Note 2 – Accounting changes, to the Company’s Annual Consolidated Financial Statements.

In September 2006, the U.S. Securities and Exchange Commission (SEC) issued SAB No. 108 to address diversity in practice in quantifying financial statement misstatements. SAB No. 108 requires consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 did not have an impact on the Company’s financial statements.

In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes,” which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure and transition, and is effective for fiscal years beginning after December 15, 2006. Based on the Company’s preliminary assessment of the impact of FIN No. 48, the adoption of this Interpretation on January 1, 2007 is expected to decrease the net deferred income tax liability and increase Retained earnings by approximately $100 million.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental claims, depreciation, pensions and other postretirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and, as such, are considered to be critical. The following information should be read in conjunction with the Company’s Annual Consolidated Financial Statements and Notes thereto.

      Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s related disclosures.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

Canada

Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

      At December 31, 2006, 2005 and 2004, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2006	2005	2004

Balance January 1	$205	$204	$169
Accruals and other	60	46	64
Payments	(70)	(45)	(29)

Balance December 31	$195	$205	$204

      Assumptions used in estimating the ultimate costs for Canadian employee injury claims consider, among others, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has not significantly changed any of these assumptions. For all other legal claims in Canada, estimates are based on the specifics of the case, trends and judgment.

United States

Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost. Prior to 2005, the Company’s provisions for unasserted occupational disease claims constituted the minimum amount that could be reasonably estimated, reflecting a 25-year horizon as the Company expected that a large majority of the cases would be received over such period. In 2005, changes in the legislative and judicial environment, as well as in the methodology used by the courts and the Company to diagnose claims, enabled the Company to actuarially determine a best estimate for unasserted occupational disease claims, thereby increasing the expected number of claims to be received. These changes also rendered the recent claim experience to be more representative of future anticipated settlements for asserted occupational disease claims, thereby reducing the average cost per claim. Accordingly, in 2005, the Company recorded an increase in the provision for unasserted occupational disease claims, which was substantially offset by a reduction in the provision for asserted occupational disease claims.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

     In 2006, the Company recorded a net reduction to its provision for U.S. personal injury and other claims pursuant to the 2006 external actuarial studies. The reduction was mainly attributable to a decrease in the Company’s claims inventory as a result of its ongoing risk mitigation strategy focused on prevention, mitigation of claims and containment of injuries and lower settlements for existing claims.

      Due to the inherent uncertainty involved in projecting future events related to occupational diseases, which include but are not limited to, the number of expected claims, the average cost per claim and the legislative and judicial environment, the Company’s future obligations may differ from current amounts recorded.

      At December 31, 2006, 2005 and 2004, the Company’s provision for U.S. personal injury and other claims was as follows:

In millions	2006	2005	2004

Balance January 1	$452	$438	$421
Accruals and other	(8)	61	94
Payments	(37)	(47)	(77)

Balance December 31	$407	$452	$438

     For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim (severity) for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operations. For example, a 5% change in the probability level for the number of claims or severity would have the effect of changing the provision by approximately $35 million and the annual expense by approximately $6 million.

Environmental claims

Regulatory compliance

A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed.

Known existing environmental concerns

The Company is subject to environmental clean-up and enforcement actions. In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 23 sites governed by the Superfund law (and other similar federal and state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

      The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. Cost scenarios established by external consultants based on extent of contamination and expected costs for remedial efforts are used by the Company to estimate the costs related to a particular site. A liability is initially recorded when environmental assessments occur and/or remedial efforts are likely, and when costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. Adjustments to initial estimates are recorded as additional information becomes available. Based on the information currently available, the Company considers its provisions to be adequate.

      In 2005, the Company recorded a liability related to a derailment at Wabamun Lake, Alberta, representing clean-up costs for the shoreline, fronting residences and First Nations Land, as explained in Note 18 – Major commitments and contingencies, to the Company’s Annual Consolidated Financial Statements. In 2006, this liability was adjusted for additional environmental and legal claims

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

and reduced by payments made pursuant to the clean-up performed. At December 31, 2006, the Company has a receivable for the remaining estimated recoveries from the Company’s insurance carriers since the Company’s insurance policies are expected to cover substantially all expenses related to the derailment above the self-insured retention. Operating expenses in 2005 included approximately $28 million, of which $25 million was for environmental matters, related to this derailment, which represented the Company’s retention under its insurance policies and other uninsured costs. The ultimate liability for clean-up costs is not expected to materially differ from the current amount recorded, but any additional costs are expected to be offset by a corresponding change in the insurance receivable. The Company expects its insurance coverage to be adequate to cover any additional clean-up costs related to the derailment above its self-insured retention.

      At December 31, 2006, most of the Company’s properties not acquired through recent acquisitions have reached the final assessment stage and therefore costs related to such sites have been anticipated. The final assessment stage can span multiple years. For properties acquired through recent acquisitions, the Company obtains assessments from both external and internal consultants and a liability has been or will be accrued based on such assessments.

Unknown existing environmental concerns

The Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites;

and as such, costs related to future remediation will be accrued in the period they become known.

Future occurrences

In railroad and related transportation operations, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

In 2006, the Company’s expenses relating to specific environmental sites and remediation, net of recoveries, were $17 million ($37 million in 2005). Payments for such matters were $10 million, net of potential insurance recoveries, in 2006 ($24 million in 2005 and $8 million in 2004). As at December 31, 2006, the Company had aggregate accruals for such environmental costs of $131 million ($124 million as at December 31, 2005). The Company anticipates that the majority of the liability at December 31, 2006 will be paid out over the next five years. The Company also incurs expenses related to environmental regulatory compliance and clean-up requirements. Such expenses amounted to $10 million in 2006 ($9 million in 2005 and $10 million in 2004).

Depreciation

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. The Company follows the group method of depreciation for railroad properties and, as such, depreciates the cost of railroad properties, less net salvage value, on a straight-line basis over their estimated useful lives. In addition, under the group method of depreciation, the cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business, is charged to accumulated depreciation.

      Assessing the reasonableness of the estimated useful lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies conducted by external consultants as required by the Surface Transportation Board (STB). Depreciation studies for Canadian properties are not required by regulation and are therefore conducted internally. Studies are performed on specific asset groups on a periodic basis. The studies consider, among others, the analysis of historical retirement data

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company’s business strategy, changes in the Company’s capital strategy or changes in regulations can result in the actual useful lives differing from the Company’s estimates.

      A change in the remaining useful life of a group of assets, or their estimated net salvage, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company’s results of operations. A change of one year in the composite useful life of the Company’s fixed asset base would impact annual depreciation expense by approximately $14 million.

      Depreciation studies are a means of ensuring that the assumptions used to estimate the useful lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In 2007, the Company expects to finalize a comprehensive depreciation study of its U.S. rolling stock and equipment and to complete a depreciation study for its Canadian properties, plant and equipment and its U.S. track and roadway assets.

      In 2006, the Company recorded total depreciation and amortization expense of $653 million ($630 million in 2005 and $602 million in 2004). At December 31, 2006, the Company had Properties of $21,053 million, net of accumulated depreciation of $9,458 million ($20,078 million in 2005, net of accumulated depreciation of $9,347 million).

Pensions and other postretirement benefits

The Company has several pension plans with measurement dates of December 31 for the Canadian plans, and September 30 for the U.S. plans. The descriptions in the following paragraphs pertaining to pensions relate generally to the Company’s main pension plan, the CN Pension Plan (the Plan), unless otherwise specified.

Recognition of the funded status of benefit plans

On December 31, 2006, the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” which requires the Company to recognize the over- or underfunded status of its various benefit plans in its Consolidated Balance Sheet. As such, on December 31, 2006, the Company increased its pension asset by $599 million, to $1,275 million, and decreased its pension and other postretirement benefits liability by $7 million, to $481 million. The Company will recognize changes in the funded status in the year in which the changes occur, through Other comprehensive income (loss). The actuarial gains/losses and prior service costs/credits that arise during the period but are not recognized as components of net periodic benefit cost will be recognized as a component of Other comprehensive income (loss), net of tax. These amounts recognized in Accumulated other comprehensive loss will be adjusted as they are subsequently recognized as components of net periodic benefit cost. Prior to December 31, 2006, actuarial gains/losses and prior service costs/credits were deferred in their recognition, and amortized into net periodic benefit cost over the expected average remaining service life of the employee group covered by the plans. The adoption of SFAS No. 158 had no impact on years prior to 2006 as retrospective application was not allowed. This standard had no effect on the 2006 computation of net periodic benefit cost for pensions and other postretirement benefits. See Note 9 – Other liabilities and deferred credits and Note 13 – Pensions, to the Company’s Annual Consolidated Financial Statements, for the prospective application of SFAS No. 158 to the Company’s benefit plans.

      The following table illustrates the incremental effect of applying SFAS No. 158 on individual line items in the Company’s Consolidated Balance Sheet at December 31, 2006:

	Assets		Liabilities				Shareholders' equity

In millions	Pension	Total	Other post- retirement benefits	Pension (1)	Net deferred income tax	Total	Accumulated other comprehensive loss	Total

Balance at December 31, 2006 before
application of SFAS No. 158	$676	$23,405	$313	$175	$4,939	$13,995	$(458)	$9,410

Adjustments	599	599	(27)	20	192	185	414	414

Balance at December 31, 2006 after
application of SFAS No. 158	$1,275	$24,004	$286	$195	$5,131	$14,180	$(44)	$9,824

(1)	On December 31, 2006, just prior to the adoption of SFAS No. 158, the Company had a minimum pension liability recorded of $17 million, with the offsetting amount recorded in Accumulated other comprehensive loss ($11 million after tax).

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

      At December 31, 2006 and 2005, the pension benefit obligation, accumulated postretirement benefit obligation (APBO), and other postretirement benefits liability were as follows:

In millions	December 31,	2006	2005

Pension benefit obligation		$14,545	$14,346
Accumulated postretirement benefit obligation		286	300
Other postretirement benefits liability		286	313

Calculation of net periodic benefit cost

The Company accounts for net periodic benefit cost for pensions and other postretirement benefits as required by SFAS No. 87, "Employers' Accounting for Pensions,” and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions,” respectively. Under these standards, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. In the calculation of net periodic benefit cost, these standards allow for a gradual recognition of changes in benefit obligations and fund performance over the expected average remaining service life of the employee group covered by the plans.

     In accounting for pensions and other postretirement benefits, assumptions are required for, among others, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations and disability. Changes in these assumptions result in actuarial gains or losses, which pursuant to SFAS No. 158, will be recognized in Other comprehensive income (loss) effective December 31, 2006. In accordance with SFAS No. 87 and SFAS No. 106, the Company has elected to amortize these gains or losses into net periodic benefit cost over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of the corridor threshold, which is calculated as 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets. The Company’s net periodic benefit cost for future periods is dependent on demographic experience, economic conditions and investment performance. Recent demographic experience has revealed no material net gains or losses on termination, retirement, disability and mortality. Experience with respect to economic conditions and investment performance is further discussed herein.

     The Company recorded consolidated net periodic benefit cost for pensions of $66 million, $17 million and $22 million in 2006, 2005 and 2004, respectively. Consolidated net periodic benefit cost for other postretirement benefits was $17 million, $24 million and $29 million in 2006, 2005 and 2004, respectively.

Discount rate assumption

The Company’s discount rate assumption, which is set annually at the end of each year, is used to determine the projected benefit obligation at the end of the year and the net periodic benefit cost for the following year. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. The discount rate is determined by management with the aid of third-party actuaries. The Company’s methodology for determining the discount rate is based on a zero-coupon bond yield curve, which is derived from a semi-annual bond yield curve provided by a leading Canadian financial institution. The portfolio of hypothetical zero-coupon bonds is expected to generate cash flows that match the estimated future benefit payments of the plans as the bond rate for each maturity year is applied to the plans’ corresponding expected benefit payments of that year. A discount rate of 5.12%, based on bond yields prevailing at December 31, 2006 (5.0% at December 31, 2005), was considered appropriate by the Company to match the approximately 12-year average duration of estimated future benefit payments. As a result, in 2007, the Company’s net periodic benefit cost for all plans is expected to decrease by approximately $35 million, since the cumulative unrecognized actuarial loss has decreased to $1,804 million at December 31, 2006 from $2,145 million at December 31, 2005, mainly resulting from an increase in the level of interest rates. The current estimate for the expected average remaining service life of the employee group covered by the plans is approximately nine years.

      For the year ended December 31, 2006, a one-percentage-point decrease in the 5.0% discount rate used to determine net periodic benefit cost at January 1, 2006 would have resulted in an increase of approximately $150 million in net periodic benefit cost, whereas a one-percentage-point increase would have resulted in a decrease of approximately $90 million, given that the Company amortizes actuarial gains and losses over the expected average remaining service life of the employee group covered by the plans, only to the extent they are in excess of the corridor threshold.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Expected long-term rate of return assumption

To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets as well as the expected long-term market returns in the future. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. If the Company had elected to use the market value of assets, which at December 31, 2006 exceeded the market-related value of Plan assets by $2,465 million, net periodic benefit cost would decrease by approximately $260 million for 2006, assuming all other assumptions remained constant. The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company. The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the return on plan assets to fluctuate materially from related capital market indices. The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Plan does not invest in the securities of the Company or its subsidiaries. During the last 10 years ended December 31, 2006, the Plan earned an annual average rate of return of 10.0%. The actual, market-related value, and expected rates of return on plan assets for the last five years were as follows:

Rates of return	2006	2005	2004	2003	2002

Actual	10.7%	20.5%	11.7%	9.6%	(0.3)%
Market-related value	11.4%	8.6%	6.3%	7.0%	7.4%
Expected	8.0%	8.0%	8.0%	8.0%	9.0%

The Company’s expected long-term rate of return on plan assets reflects management’s view of long-term investment returns and the effect of a 1% variation in such rate of return would result in a change to the net periodic benefit cost of approximately $60 million.

Plan asset allocation

Based on the fair value of the assets held as at December 31, 2006, the Plan assets are comprised of 52% in Canadian and foreign equities, 38% in debt securities, 2% in real estate assets and 8% in other assets. The long-term asset allocation percentages are not expected to differ materially from the current composition.

Rate of compensation increase and health care cost trend rate

Another significant assumption in the actuarial model for pension accounting is the rate of compensation increase, which is determined by the Company based upon its long-term plans for such increases. For 2006, a rate of compensation increase of 3.50% was used to determine the benefit obligation and 3.75% for the net periodic benefit cost.

      For postretirement benefits other than pensions, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. For measurement purposes, the projected health care cost trend rate for prescription drugs was assumed to be 13% in 2006, and it is assumed that the rate will decrease gradually to 6% in 2013 and remain at that level thereafter. For the year ended December 31, 2006, a one-percentage-point change in either the rate of compensation increase or the health care cost trend rate would not cause a material change to the Company’s net periodic benefit cost for both pensions and other postretirement benefits.

Funding of pension plans

For pension funding purposes, an actuarial valuation is required at least on a triennial basis. However, the Company has conducted actuarial valuations on an annual basis to account for pensions. The latest actuarial valuation of the CN Pension Plan was conducted as at December 31, 2005 and indicated a funding excess. Total contributions for all of the Company’s pension plans are expected to be approximately $100 million in each of 2007, 2008 and 2009 based on the plans’ current position. The assumptions discussed above are not expected to have a significant impact on the cash funding requirements of the pension plans. In 2005, the Canadian Institute of Actuaries (CIA) adopted a new standard to be used to calculate the values that pension plan members are entitled to receive upon termination of employment. This standard impacts the calculation of the pension plan liabilities under a solvency or wind-up scenario when the Company conducts an actuarial valuation for purposes of determining the funding position of the Company's Canadian

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

pension plans. This standard applies to current and future actuarial valuations and may significantly impact future funding requirements.

Information disclosed by major pension plan

The following table provides the Company’s plan assets by category, benefit obligation at end of year, and Company and employee contributions by major pension plan:

		CN	BC Rail Ltd	U.S. and
In millions	December 31, 2006	Pension Plan	Pension Plan	other plans	Total

Plan assets by category
Equity securities		$7,672	$289	$128	$8,089
Debt securities		5,708	255	68	6,031
Real estate		236	9	1	246
Other		1,196	44	19	1,259

Total		$14,812	$597	$216	$15,625

Benefit obligation at end of year		$13,590	$556	$399	$14,545

Company contributions in 2006		$85	$6	$21	$112

Employee contributions in 2006		$55	$-	$-	$55

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of net income. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income. On an annual basis, the Company assesses its need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized based on its taxable income projections, a valuation allowance is recorded. As at December 31, 2006, the Company expects that its deferred income tax assets will be recovered from future taxable income and therefore, has not set up a valuation allowance. In addition, Canadian and U.S. tax rules and regulations are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities upon audit of the filed income tax returns. In 2006, the taxation authorities completed their assessments of income tax returns filed for the years 1998 to 2001. Accordingly, the Company has made adjustments to its provision for income taxes in 2006. The Company believes that its provisions for income taxes at December 31, 2006 are adequate pertaining to any future assessments from the taxation authorities.

      The Company’s deferred income tax assets are mainly composed of temporary differences related to accruals for workforce reductions, personal injury and other claims, environmental and other postretirement benefits, and losses and tax credit carryforwards. The majority of these accruals will be paid out over the next five years. The Company’s deferred income tax liabilities are mainly composed of temporary differences related to properties and the net pension asset. The reversal of temporary differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company’s results of operations. A one-percentage-point change in the Company’s reported effective income tax rate would have the effect of changing the income tax expense by $27 million in 2006.

      From time to time, the federal, provincial, and state governments enact new corporate tax rates resulting in either lower or higher tax liabilities. Such enactments occurred in each of 2006, 2005 and 2004 and resulted in a deferred income tax recovery of $228 million, a deferred income tax expense of $14 million and a deferred income tax recovery of $5 million, respectively, with corresponding adjustments to the Company’s net deferred income tax liability.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

      In 2006, for certain items reported in Accumulated other comprehensive loss (a separate component of Shareholders’ equity), the Company adjusted its deferred income tax liability for changes in income tax rates applied to certain temporary differences and also for the income tax effect on the currency translation amount resulting from the difference between the accounting and tax basis of its net investment in foreign subsidiaries. As a result, the Company recorded a $180 million net charge for deferred income taxes in Other comprehensive income (loss).

      For the year ended December 31, 2006, the Company recorded total income tax expense of $642 million ($781 million in 2005 and $596 million in 2004) of which $3 million was for deferred income taxes, including the deferred income tax recovery of $277 million, resulting from the enactment of lower federal and provincial corporate tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes ($547 million in 2005 and $366 million in 2004). The Company’s net deferred income tax liability at December 31, 2006 was $5,131 million ($4,752 million at December 31, 2005).

Business risks

Certain information included in this report may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. Implicit in these statements, particularly in respect of growth opportunities, is the assumption that although a moderate slowdown in the North American economy is expected in the near term, the positive economic conditions in North America and globally are expected to continue. This assumption, although considered reasonable by the Company at the time of preparation, may not materialize. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Such factors include the specific risks set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company (CP) which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company; long distance trucking companies; and in many markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers’ equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.

      In addition to trucking competition, and to a greater degree than other rail carriers, the Company’s subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

      The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, compete effectively with the Company in certain markets. This requires the Company to consider transactions that would similarly enhance its own service. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

      While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

      In railroad and related transportation operations, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to liability risk, faced by the railroad industry generally, in connection with the transportation of toxic-by-inhalation hazardous materials such as chlorine and anhydrous ammonia, commodities that are essential to the public health and welfare and that, as a common carrier, the Company has a duty to transport. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

      The ultimate cost of known contaminated sites cannot be definitively established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at December 31, 2006, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

Labor negotiations

Canadian workforce

As at December 31, 2006, CN employed a total of 15,232 employees in Canada, of which 12,183 were unionized employees.

      As of February 2007, the Company had in place labor agreements covering its entire Canadian unionized workforce. In September 2006, the Company began bargaining with the two unions whose agreements were to expire on December 31, 2006; namely the United Transportation Union (UTU), which represents conductors and yard coordinators, and the National Automobile Aerospace Transportation and General Workers Union of Canada (Canadian Auto Workers or CAW), which represents clerical and intermodal employees in one bargaining unit, shopcraft employees in a separate bargaining unit, as well as owner-operator truck drivers in a third bargaining unit. On January 14, 2007, the Company and the CAW reached tentative agreements covering all three bargaining units. The CAW completed its ratification process on January 29, 2007, and as a result, the collective agreements have been renewed for a four-year period ending December 31, 2010.

      With respect to the UTU negotiations, on November 20, 2006, the Minister of Labour (Canada) appointed two conciliation officers to assist with negotiations pursuant to a request from the UTU, which CN had opposed as being premature. Following a conciliation process and the completion of required legislated processes, the Union claimed it was in a

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

legal strike position, and the Company would have been legally permitted to lockout the members of the UTU bargaining unit or promulgate work rule changes unilaterally on February 9, 2007. On February 6, 2007, the UTU served a 72-hour advance strike notice to the Company and they commenced work stoppage on February 10, 2007. The Company is seeking to have the UTU work stoppage declared illegal. The UTU had also advised the Company that because the UTU-represented employees of the former BC Rail were legally members of its CN bargaining unit, it intended to bargain terms and conditions for those employees in conciliation along with its demands covering all its other members at CN. The Company intends to maintain its operations notwithstanding the work stoppage by the UTU-represented employees. Although there can be no assurance to such effect, the Company remains optimistic that a resolution can be reached quickly and that its operations will return to normal with minimal adverse effects on the Company’s financial position or results of operations. The Company also has an agreement with the UTU for its Northern Quebec line, which is set to expire on December 15, 2007.

      Following the acquisition of BC Rail, the Company reached implementing agreements in December 2004 for former BC Rail employees with the Council of Trade Unions and its members, representing all unions, regarding the integration of the various collective agreements. In March 2005, under Section 18 of the Canada Labour Code, the Company had filed a request with the Canada Industrial Relations Board (CIRB) to amend the current bargaining agent certificates at BC Rail to correspond with those agents representing the same employee groups at CN. On March 9, 2006, the CIRB issued its final decision and granted the Company’s request to integrate the former BC Rail employees into CN’s bargaining unit structures. Subsequently, the CAW union requested that the CIRB reconsider its decision. On April 20, 2006, the CIRB rejected the CAW’s application and advised that its decision was final.

      In 2007, CN will begin bargaining with two other national unions whose agreements expire December 31, 2007. These agreements will remain in effect until bargaining and legal processes have been concluded.

      There can be no assurance that the Company will be able to renew and have ratified its collective agreements without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

U.S. workforce

As at December 31, 2006, CN employed a total of 6,579 employees in the United States, of which 5,732 were unionized employees.

      As of February 2007, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Incorporated (GTW); Duluth, Winnipeg and Pacific (DWP); ICRR; CCP Holdings, Inc. (CCP); Duluth, Missabe & Iron Range Railroad (DMIR); Bessemer & Lake Erie (BLE); and Pittsburgh & Conneaut Dock Company (PCD); and 98% of the unionized workforce at Wisconsin Central Transportation Corporation (WC). Agreements in place have various moratorium provisions, ranging from 2004 to 2011, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation.

      The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis. GTW, DWP, ICRR, CCP, WC, DMIR, BLE and PCD have bargained on a local basis rather than holding national, industry-wide negotiations because they believe it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

      Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements generally continue to apply. On July 19, 2006, one of the unions representing 250 GTW employees took a one-day strike action during the mediation process. However, a U.S. District Court subsequently determined that the strike action was improper and enjoined employees from further action. The employees returned to work and the Company continues to be in mediation with that union. There can be no assurance that there will not be any work action by any of the bargaining units with which the Company is currently in negotiations or that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Regulation

The Company’s rail operations in Canada are subject to (i) regulation as to rate setting, level of service and network rationalization by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (the CTA), and (ii) safety regulation by the federal Minister of Transport under the Railway Safety Act and certain other statutes. The Company’s U.S. rail operations are subject to (i) economic regulation by the Surface Transportation Board (STB) and (ii) safety regulation by the Federal Railroad Administration (FRA). As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties, and the Company is subject to government oversight with respect to rate and service issues. In particular, the STB completed a proceeding on January 26, 2007 in which it reviewed the practice of rail carriers, including the Company and the majority of other large railroads operating within the U.S., of assessing a fuel surcharge computed as a percentage of the base rate for service. Following its review, the STB directed carriers to change that practice and adjust their fuel surcharge programs within 90 days on a basis more closely related to the amount of fuel consumed on individual movements. The Company is evaluating the impact of the STB’s decision. The Company is also subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

      The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. While recent Congressional legislation and Coast Guard rulemakings have not adversely affected CN’s ownership of these vessels, no assurance can be given that any future legislative or regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations or its competitive and financial position.

      With respect to safety, rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes. In the U.S., rail safety regulation is the responsibility of the FRA, which administers the Federal Rail Safety Act, as well as the rail portions of other safety statutes. In addition, safety matters related to security are overseen by the Transportation Security Administration (TSA), which is part of the U.S. Department of Homeland Security and the Pipeline and Hazardous Materials Safety Administration (PHMSA), which, like the FRA, is part of the U.S. Department of Transportation.

      The federal government carries out a review of Canadian transportation legislation periodically. The latest review resulted in a report to the Minister of Transport, released to the public on July 18, 2001, which contains numerous recommendations for legislative changes affecting all modes of transportation, including rail. On February 25, 2003, the Canadian Minister of Transport released the policy document Straight Ahead - A Vision for Transportation in Canada. On March 24, 2005, the Minister of Transport tabled Bill C-44 entitled An Act to Amend the Canada Transportation Act and the Railway Safety Act, to enact the VIA Rail Canada Act and to make consequential amendments to other Acts. Bill C-44 was terminated when Parliament was dissolved on November 29, 2005 and has since been replaced by two separate pieces of legislation: Bill C-3 entitled International Bridges and Tunnels Act, tabled on April 24, 2006 and Bill C-11 entitled Transportation Amendment Act, tabled on May 4, 2006, relating to passenger service providers, noise, mergers and other issues. Also, the federal government is currently engaged in a consultative process relating to shipper-railway relationships. On December 14, 2006, the federal government announced a full review of the Railway Safety Act. Members of the panel to conduct the review are expected to be appointed in early 2007 and are expected to submit their report in the fall of 2007. No assurance can be given that any future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company's financial position or results of operations.

     The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry, and additional legislation was introduced in 2006. In addition, the STB is authorized by statute to commence regulatory proceedings if it deems them to be appropriate. No assurance can be given that any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations, or its competitive and financial position.

     The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns. These include border security arrangements, pursuant to an agreement the Company and CP entered into with U.S. Customs and Border Protection (CBP) and the Canada Border Services Agency (CBSA). These requirements include advance electronic transmission of cargo information for U.S.-bound traffic and cargo screening (including gamma ray and radiation screening), as well as U.S. government-imposed restrictions on the transportation into the United States of certain commodities. These also include participation in CBP’s Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA’s Customs Self-Assessment (CSA) program. In the fourth quarter of 2003, the CBP issued regulations to extend advance notification requirements to all modes of transportation and the U.S. Food and Drug Administration promulgated interim final rules requiring advance notification by all modes for certain food imports into the United States. CBSA is also working on implementation of advance notification requirements for

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Canadian-bound traffic. Recently, the U.S. Department of Agriculture (USDA) issued a proposed interim rule, which would remove the current exemption from inspection for imported fruits and vegetables grown in Canada and the exemptions for all transport modes from the agricultural quarantine and inspection (AQI) user fee for traffic entering the U.S. from Canada. The rule was originally scheduled to take effect on November 24, 2006, but the USDA deferred implementation for surface modes until March 1, 2007.

     The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters. In addition to recommended security action items for the rail transportation of toxic inhalation hazard (TIH) materials jointly announced by the TSA and the FRA on June 23, 2006 and November 21, 2006, the TSA and the PHMSA also separately issued, on December 21, 2006, related notices of proposed rulemakings. Among other things, the TSA’s regulations would require rail carriers operating within the U.S. to provide upon request, within one hour, location and shipping information on cars on their networks containing TIH materials and certain radioactive or explosive materials, and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers. The PHMSA’s regulations would require carriers to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk.

      While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

Business prospects and other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. The Company’s results of operations can be expected to reflect these conditions because of the significant fixed costs inherent in railroad operations.

      Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

      As part of the Security and Prosperity Partnership entered into in 2005 by the Presidents of the United States and Mexico and the Prime Minister of Canada, as a trilateral effort to increase security and enhance prosperity among Canada, the U.S. and Mexico, a North American Competitiveness Council has been created. The Council is intended to engage the private sector as partners with the governments of the three countries in finding solutions to North American trade and security issues in the context of the Security and Prosperity Partnership. The Prime Minister has designated the Company’s President and Chief Executive Officer as a member of the Council, and CN will be active in the Council’s activities.

      The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Rising fuel prices could materially adversely affect the Company’s expenses. As such, CN has implemented a fuel surcharge program to help mitigate the impact of rising fuel prices. No assurance can be given that continued increases in fuel prices or supply disruptions will not materially adversely affect the Company’s operations or its financial position.

      Overall return in the capital markets, and the level of interest rates, affect the funded status of the Company's pension plans as well as the Company's results of operations. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuation may increase future pension contributions and could have a material adverse effect on the Company’s results of operations. The funding requirements, as well as the impact on the results of operations, will be determined following the completion of future actuarial valuations.

      Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

      The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Based on the Company’s current operations, the estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

relative to the U.S. dollar is approximately $11 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

      Should a significant economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company may be adversely affected.

      In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions, which can disrupt operations and service for the railroad as well as for the Company’s customers. In recent years, severe drought conditions in western Canada, for instance, significantly reduced bulk commodity revenues, principally grain.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2006, have concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them.

      During the fourth quarter ending December 31, 2006, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

      During 2006, in the course of its evaluation, management had identified certain deficiencies in its internal control over financial reporting which the Company does not believe, either individually or in the aggregate, resulted in a material weakness to its internal control over financial reporting.

      As of December 31, 2006, management has assessed the effectiveness of the Company's internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2006, and issued Management’s Report on Internal Control over Financial Reporting dated February 12, 2007 to that effect.

Additional information, including the Company’s 2006 Annual Information Form (AIF) and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively.

Montreal, Canada
February 12, 2007

Item 5

Statement of CEO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, E. Hunter Harrison, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d- 15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

	(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 12, 2007

/s/ E. Hunter Harrison

E. Hunter Harrison
President and Chief Executive Officer

Item 6

Statement of CFO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Claude Mongeau, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d- 15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

	(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 12, 2007

/s/ Claude Mongeau

Claude Mongeau
Executive Vice-President and Chief
Financial Officer

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: February 14, 2007	By:	/s/ Cristina Circelli

Name: Cristina Circelli Title: Deputy Corporate Secretary